SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2003

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Avenida Maria Coelho Aguiar, 215, Bloco F, 6(o) andar
05804-900 Sao Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(A free translation of the original in Portuguese)
Companhia de Bebidas das
Americas - AmBev
Report of Independent Accountants on the
Limited Review of Quarterly Information - ITR
March 31, 2003 and 2002

(A free translation of the original in Portuguese)

Report of Independent Accountants on the
Limited Review of Quarterly Information - ITR
March 31, 2003 and 2002

April 30, 2003

To the Board of Directors and Shareholders
Companhia de Bebidas das Americas - AmBev

1 We have carried out limited reviews of the accounting information included in the Quarterly Information (ITR) of Companhia de Bebidas das Americas - AmBev for the quarters ended March 31, 2003 and 2002. This information is the responsibility of the company's management.

2 Our reviews were performed in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON) in conjunction with the Federal Accounting Council (CFC) and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the company with regards to the main criteria adopted for the preparation of the Quarterly Information (ITR) and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the company’s financial position and operations.

3 Based on our limited reviews, we are not aware of any significant adjustments which should be made to the Quarterly Information in order that it be stated in accordance with the accounting practices adopted in Brazil applicable to Quarterly Information and in compliance with the regulations of the Brazilian Securities Commission (CVM).

4 The Quarterly Information (ITR) also includes accounting information relating to the quarter ended December 31, 2002. We examined this information at the time it was prepared in connection with the audit of the financial statements as of that date on which we issued an unqualified opinion dated January 31, 2003.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Paulo Cesar Estevao Netto
Partner
Contador CRC 1RJ026365/T-6 "T" SP 002331

(A free translation of the original in Portuguese)	Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2003
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Registration with the CVM does not imply any analysis of the company. Company management is responsible for the accuracy of the information provided.

01.01    - IDENTIFICATION

------------------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME                                       3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01811-2             COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV                02.808.708/0001-07
------------------------------------------------------------------------------------------------------------------------------------------
4 - State Registration Number - NIRE
3.530.015.770
------------------------------------------------------------------------------------------------------------------------------------------

01.02     - HEAD OFFICE

------------------------------------------------------------------------------------------------------------------------------------------
1 - ADDRESS                                         2 - SUBURB OR DISTRICT
Rua Dr. Renato Paes de Barros, 1017 3(0)andar           Itaim Bibi
------------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------------
3 - POSTAL CODE         4 - MUNICIPALITY            5 - STATE
04530-001                   Sao Paulo                   SP
------------------------------------------------------------------------------------------------------------------------------------------
6 - AREA CODE           7 - TELEPHONE               8 - TELEPHONE          9 - TELEPHONE                  10 - TELEX
011                     2122-1200
------------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------------
11 - AREA CODE          12 - FAX                    13 - FAX              14 - FAX
011                     2122-1201
------------------------------------------------------------------------------------------------------------------------------------------
15 - E-MAIL
acinv@ambev.com.br
------------------------------------------------------------------------------------------------------------------------------------------

01.03    - INVESTOR RELATIONS OFFICER (Company Mail Address)

------------------------------------------------------------------------------------------------------------------------------------------
1 - NAME
Luiz Felipe Pedreira Dutra Leite
------------------------------------------------------------------------------------------------------------------------------------------
2 - ADDRESS                                         3 - SUBURB OR DISTRICT
Rua Dr. Renato Paes de Barros, 1017 3(0)andar           Itaim Bibi
------------------------------------------------------------------------------------------------------------------------------------------
4 - POSTAL CODE         5 - MUNICIPALITY            6 - STATE
04530-001                   Sao Paulo                   SP
------------------------------------------------------------------------------------------------------------------------------------------
7 - AREA CODE           8 - TELEPHONE               9 - TELEPHONE               10 - TELEPHONE                11 - TELEX
011                     2122-1514
------------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------------
12 - AREA CODE          13 - FAX                    14 - FAX                    15 - FAX
                        2122-1526
------------------------------------------------------------------------------------------------------------------------------------------
16 - E-MAIL
acinv@ambev.com.br

------------------------------------------------------------------------------------------------------------------------------------------

01.04    -General INFORMATION/INDEPENDENT ACCOUNTANT

------------------------------------------------------------------------------------------------------------------------------------------
CURRENT YEAR                    CURRENT QUARTER                              PRIOR QUARTER
------------------------------------------------------------------------------------------------------------------------------------------
1-BEGINNING       2-END         3-QUARTER     4-BEGINNING       5-END        6-QUARTER          7-BEGINNING      8-END
------------------------------------------------------------------------------------------------------------------------------------------
   01/01/2003      12/31/2003         1          01/01/2003      03/31/2003          3             01/09/2002           12/31/2002
------------------------------------------------------------------------------------------------------------------------------------------
9 - INDEPENDENT ACCOUNTANT                                                                     10 - CVM CODE
PricewaterhouseCoopers Auditores Independentes                                                 00287-9
------------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------------
11 - PARTNER RESPONSIBLE                                                     12 - INDIVIDUAL TAXPAYERS' REGISTRATION NUMBER OF THE
Paulo Cesar Estevao Netto                                                    PARTNER RESPONSIBLE
                                                                             018.950.957-00
------------------------------------------------------------------------------------------------------------------------------------------

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01    - IDENTIFICATION

------------------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE                    2 - COMPANY NAME                                      3 - Federal Corporate Taxpayers' Registration
                                                                                      Number - CNPJ
01811-2                         COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV               02.808.708/0001-07
------------------------------------------------------------------------------------------------------------------------------------------

01.05    - CAPITAL COMPOSITION

------------------------------------------------------------------------------------------------------------------------------------------
       Number of shares              1 - CURRENT QUARTER         2 - PREVIOUS QUARTER                   3 - SAME QUARTER,
            (Units)                      03/31/2003                   12/31/2002                          PREVIOUS YEAR
                                                                                                            03/31/2002
------------------------------------------------------------------------------------------------------------------------------------------
Paid-up capital
------------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------------
1 - Common                                    15,795,903                   15,795,903                         16,073,049
------------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------------
2 - Preferred                                 22,824,827                   22,824,827                         23,668,349
------------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------------
3 - Total                                     38,620,730                   38,620,730                         39,741,398
------------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------------
Treasury Stock
------------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------------
4 - Common                                       120,780                       90,405                            277,146
------------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------------
5 - Preferred                                    383,041                      272,581                          1,218,597
------------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------------
6 - Total                                        503,821                      362,986                          1,495,743
------------------------------------------------------------------------------------------------------------------------------------------

01.06    - CHARACTERISTICS OF THE COMPANY

------------------------------------------------------------------------------------------------------------------------------------------
1 - TYPE OF COMPANY
Commercial, Industrial and Other
------------------------------------------------------------------------------------------------------------------------------------------
2 - SITUATION
Operational
------------------------------------------------------------------------------------------------------------------------------------------
3 - NATURE OF OWNERSHIP
Private National
------------------------------------------------------------------------------------------------------------------------------------------
4 -ACTIVITY CODE
1030100 - Beverages
------------------------------------------------------------------------------------------------------------------------------------------
5 - MAIN ACTIVITY
Production of beer and soft drinks
------------------------------------------------------------------------------------------------------------------------------------------
6 - TYPE OF CONSOLIDATION
Full
------------------------------------------------------------------------------------------------------------------------------------------
7 - TYPE OF REPORT OF THE INDEPENDENT ACCOUNTANTS
Unqualified
------------------------------------------------------------------------------------------------------------------------------------------

01.07    - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

------------------------------------------------------------------------------------------------------------------------------------------
1 - ITEM              2 - CNPJ             3 - NAME
------------------------------------------------------------------------------------------------------------------------------------------

01.08    - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

------------------------------------------------------------------------------------------------------------------------------------------
1 - ITEM   2 - EVENT       3 - DATE APPROVED  4 - AMOUNT                 5 - DATE OF PAYMENT  6 - TYPE OF      7 - AMOUNT PER SHARE
                                                                                                 SHARE
------------------------------------------------------------------------------------------------------------------------------------------

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE                             2 - COMPANY NAME                                                                                                                3 - Federal Corporate Taxpayers' Registration Number -
                                                                                                                                                                         CNPJ
01811-2                                  COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV                                                                                         02.808.708/0001-07
----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

01.09 - SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
1 - ITEM    2 - DATE OF ALTERATION    3 - CAPITAL                        4 - AMOUNT OF THE ALTERATION   5 -NATURE OF ALTERATION                  7 - NUMBER OF SHARES ISSUED      8 - SHARE PRICE ON ISSUE DATE
                                           (IN THOUSANDS OF REAIS)          (IN THOUSANDS OF REAIS)                                                          (UNITS)                                (IN REAIS)
----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

01.10 - INVESTOR RELATIONS OFFICER

----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
1 - DATE                                 2 - SIGNATURE
4/30/2003
----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

(A free translation of the original in Portuguese)	Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2003
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01    - IDENTIFICATION

---------------------------------------------------------------------------------------------------------------
1 - CVM CODE     2 - COMPANY NAME                           3 - Federal Corporate Taxpayers' Registration
                                                            Number - CNPJ
01811-2          COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV    02.808.708/0001-07
---------------------------------------------------------------------------------------------------------------
02.01 - BALANCE SHEET - ASSETS (in R$ thousands)

---------------------------------------------------------------------------------------------------------------
2 - Description                                                           3 - 03/31/2003         4 - 12/31/2002

1 - Code
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1                 Total assets                                                 5,596,223             5,049,638
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.01              Current assets                                                  82,274                53,725
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.01.01           Available funds                                                    393                   102
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.01.02           Credits                                                         49,401                47,311
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.01.02.01        Taxes recoverable                                               49,401                47,311
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.01.03           Inventories                                                          0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.01.04           Other                                                           32,480                 6,312
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.01.04.01        Dividends and/or interest on own capital                        32,303                     0
                  receivable
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.01.04.02        Other assets                                                       177                 6,312
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.02              Long-term receivables                                          478,822               404,796
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.02.01           Sundry credits                                                 400,837               326,811
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.02.01.01        Deposits in court                                               42,163                41,568
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.02.01.02        Advances to employees for purchase of shares                   188,005               145,469
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.02.01.03        Deferred income tax and social contribution                    170,669               139,774
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.02.02           Receivables from related parties                                     0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.02.02.01        Associated                                                           0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.02.02.02        Subsidiaries                                                         0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.02.02.03        Other                                                                0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.02.03           Other                                                           77,985                77,985
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.02.03.01        Other assets                                                    77,985                77,985
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.03              Permanent assets                                             5,035,127             4,591,117
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.03.01           Investments                                                  5,035,127             4,591,117
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.03.01.01        Associated companies                                                 0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.03.01.02        Subsidiaries                                                 5,033,416             4,589,814
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.03.01.02.01     Subsidiaries                                                 4,650,880             4,186,094
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.03.01.02.02     Subsidiaries - Goodwill/Negative goodwill (net)                382,536               403,720
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.03.01.03        Other investments                                                1,711                 1,303
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.03.02           Property, plant and equipment                                        0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.03.03           Deferred charges                                                     0                     0
---------------------------------------------------------------------------------------------------------------

(A free translation of the original in Portuguese)	Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2003
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in R$ thousands)

---------------------------------------------------------------------------------------------------------------
1 - Code          2 - Description                                         3 - 03/31/2003        4 - 12/31/2002
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2                 Total liabilities and shareholders' equity                   5,596,223             5,049,638
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.01              Current liabilities                                            117,964               692,288
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.01.01           Loans and financings                                                43                    43
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.01.02           Debentures                                                           0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.01.03           Suppliers                                                            0                   174
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.01.04           Taxes, charges and contributions                                 2,380                   711
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.01.04.01        Other taxes, charges and contributions                           2,380                   711
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.01.05           Dividends payable                                              114,369               345,003
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.01.06           Provisions                                                       1,168                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.01.06.01        Social and labor                                                   576                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.01.06.02        Statutory                                                          592                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.01.07           Payable to related parties                                           4               329,555
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.01.08           Other                                                                0                16,802
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.01.08.01        Payroll, profit sharing and related charges                          0                 1,171
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.01.08.02        Other liabilities                                                    0                15,631
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.02              Long-term liabilities                                          821,803               125,184
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.02.01           Loans and financings                                                 0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.02.02           Debentures                                                           0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.02.03           Provisions                                                     125,568               125,184
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.02.03.01        For contingencies                                              125,568               125,184
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.02.04           Payable to related parties                                     696,235                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.02.05           Other                                                                0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.03              Deferred income                                                      0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.05              Shareholders' equity                                         4,656,456             4,232,166
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.05.01           Paid-in capital                                              3,046,244             3,046,244
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.05.02           Capital reserves                                                93,939                16,592
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.05.02.01        Advances for future capital increase                            77,347                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.05.02.02        Share purchase option premium                                    4,867                 4,867
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.05.02.03        Premium on sale of treasury stock                               11,725                11,725
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.05.03           Revaluation reserves                                                 0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.05.03.01        Own assets                                                           0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.05.03.02        Subsidiary/associated companies                                      0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.05.04           Revenue reserves                                             1,116,006             1,169,330
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.05.04.01        Legal                                                          138,253               138,253
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.05.04.02        Statutory                                                    1,109,104             1,109,104
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.05.04.02.01     For investments                                                 75,516                75,516
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.05.04.02.02     For future capital increase                                  1,033,588             1,033,588
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.05.04.03        For contingencies                                                    0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.05.04.04        Unrealized profits                                                   0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.05.04.05        Retained earnings                                                    0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.05.04.06        Special reserve for undistributed dividends                          0                     0
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.05.04.07        Other revenue reserves                                       (131,351)              (78,027)
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.05.04.07.01     Treasury stock                                               (131,351)              (78,027)
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
2.05.05           Retained earnings                                              400,267                     0
---------------------------------------------------------------------------------------------------------------

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.02    - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE     2 - COMPANY NAME                                                                          3 - Federal Corporate Taxpayers' Registration Number
                                                                                                           - CNPJ
01811-2          COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV                                                   02.808.708/0001-07
-----------------------------------------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------------------------------------

03.01 -STATEMENT OF INCOME (in R$ thousands)

-------------------------------------------------------------------------------------------------------------------------------------------------------------------
1 - CODE      2 - DESCRIPTION                                              3 - 01/01/2003 to    4 - 01/01/2003 to      5 - 01/01/2002 to    6 - 01/01/2002to
                                                                           03/31/2003           03/31/2003             03/312002            03/31/2002
-------------------------------------------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------------------------------------------
3.01          Gross sales and/or services                                                 0                      0                    0                      0
-------------------------------------------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------------------------------------------
3.02          Deductions                                                                  0                      0                    0                      0
-------------------------------------------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------------------------------------------
3.03          Net sales and/or services                                                   0                      0                    0                      0
-------------------------------------------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------------------------------------------
3.04          Cost of sales and/or services                                               0                      0                    0                      0
-------------------------------------------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------------------------------------------
3.05          Gross profit                                                                0                      0                    0                      0
-------------------------------------------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06          Operating Expenses/Income                                             686,539                686,539              182,985                182,985
-------------------------------------------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.01       Selling                                                                     0                      0                    0                      0
-------------------------------------------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.02       General and administrative                                            (1,960)                (1,960)              (1,358)                (1,358)
-------------------------------------------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.02.01    Administrative                                                          (641)                  (641)              (1,073)                (1,073)
-------------------------------------------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.02.02    Management fees                                                         (817)                  (817)              (1,837)                (1,837)
-------------------------------------------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.02.03    Provisions for contingencies                                            (502)                  (502)                1,552                  1,552
-------------------------------------------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.03       Financial                                                             (2,857)                (2,857)             (12,846)               (12,846)
-------------------------------------------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.03.01    Financial income                                                       16,734                 16,734                1,944                  1,944
-------------------------------------------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.03.02    Financial expenses                                                   (19,591)               (19,591)             (14,790)               (14,790)
-------------------------------------------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.04       Other operating income                                                      8                      8                    0                      0
-------------------------------------------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.05       Other operating expenses                                             (21,184)               (21,184)             (25,229)               (25,229)
-------------------------------------------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.05.01    Goodwill amortization - subsidiaries                                 (21,184)               (21,184)             (21,185)               (21,185)
-------------------------------------------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.05.02    Other                                                                       0                      0              (4,044)                (4,044)
-------------------------------------------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.06       Equity in the earnings of subsidiaries                                712,532                712,532              222,418                222,418
-------------------------------------------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------------------------------------------
3.07          Operating profit                                                      686,539                686,539              182,985                182,985
-------------------------------------------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------------------------------------------
3.08          Non-operating results                                               (215,444)              (215,444)                    0                      0
-------------------------------------------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------------------------------------------
3.08.01       Income                                                                      0                      0                    0                      0
-------------------------------------------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------------------------------------------
3.08.02       Expenses                                                            (215,444)              (215,444)                    0                      0
-------------------------------------------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------------------------------------------
3.09          Income before taxes/profit sharing                                    471,095                471,095              182,985                182,985
-------------------------------------------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------------------------------------------
3.10          Income tax and social contribution                                          0                      0                    0                      0
-------------------------------------------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------------------------------------------
3.11          Deferred income tax and social contribution                            30,895                 30,895               41,641                 41,641
-------------------------------------------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------------------------------------------
3.12          Statutory profit sharing/contributions                                  6,972                  6,972              (1,837)                (1,837)
-------------------------------------------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------------------------------------------
3.12.01       Profit sharing                                                          6,972                  6,972              (1,837)                (1,837)
-------------------------------------------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------------------------------------------
3.12.01.01    Management                                                              6,972                  6,972              (1,837)                (1,837)
-------------------------------------------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------------------------------------------
3.12.02       Contributions                                                               0                      0                    0                      0
-------------------------------------------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------------------------------------------
3.13          Reversal of interest on own capital                                         0                      0                    0                      0
-------------------------------------------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------------------------------------------
3.15          Net income for the period                                             508,962                508,962              222,789                222,789
-------------------------------------------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------------------------------------------
              SHARES OUTSTANDING EXCLUDING TREASURY STOCK (in thousands)         38,116,909             38,116,909           38,245,655             38,245,655
-------------------------------------------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------------------------------------------
              EARNINGS PER SHARE                                                    0.01335                0.01335              0.00583                0.00583
-------------------------------------------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------------------------------------------
              LOSS PER SHARE
-------------------------------------------------------------------------------------------------------------------------------------------------------------------

(A free translation of the original in Portuguese)	Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2003
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.03    - IDENTIFICATION

--------------------------------------------------------------------------------------------------------------
1 - CVM CODE     2 - COMPANY NAME                           3 - Federal Corporate Taxpayers' Registration
                                                            Number - CNPJ
01811-2          COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV    02.808.708/0001-07
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------

04.01 - Notes to the Quarterly Information
All amounts in thousands of reais unless otherwise indicated
---------------------------------------------------------------------------------------------------------------------------------------

1 Operations

(a) Business

Companhia de Bebidas das Americas - AmBev (Company or AmBev), headquartered in Sao Paulo, Brazil, produces and sells beer, draft beer, soft drinks, other non-alcoholic beverages and malt, directly or by participating in other companies in Brazil and other Latin-American countries.

AmBev has a franchise agreement with PepsiCo International, Inc. (PepsiCo) to bottle, sell and distribute Pepsi products in Brazil, including Gatorade, the isotonic sports drink, which is still in the final stage of analysis by the Administrative Council for Economic Defense (CADE). There is also an agreement allowing Guaraná Antarctica, a soft drink, to be bottled, sold and distributed outside Brazil by PepsiCo. Based on this agreement, this product is already being sold in Portugal, Puerto Rico and Spain.

In October 2002, the Company and the Central American Bottling Corporation (CabCorp) announced the formation of a partnership to explore the Caribbean and Central American beer markets.

AmBev shares are traded on the Sao Paulo Stock Exchange (BOVESPA) and on the New York Stock Exchange (NYSE) as American Depositary Receipts (ADRs).

(b) Strategic alliance with Quinsa

In January 2003, AmBev and Quilmes Industrial S.A. (Quinsa) announced the conclusion of a strategic alliance to integrate their operations, mainly in the Southern Cone Common Market (Mercosur).

Part of this strategic alliance contemplates licensing and distribution agreements under which Quinsa will produce and sell AmBev beer brands in Argentina, Bolivia, Paraguay, Uruguay and Chile, and AmBev will import, produce and sell Quinsa brands in Brazil.

The transaction was approved by the Argentinean authorities, subject to the following restrictions:

(i) Within twelve months, as from January 14, 2003, Quinsa and AmBev (the Parties) must sell the following assets:

To an independent financially sound foreign brewery and which does not produce beer for the Argentine market (the Buyer):

- The Bieckert and Palermo brands;

- Transfer of the license to produce the Heineken brand. In the event the transfer of this license is not feasible (i.e. considered prejudicial to the Parties), the Imperial brand must then be sold instead of the Heineken brand;

- The Norte brand, at the Buyer’s discretion, provided an agreement is reached regarding the price. In case of impasse, this price shall be determined by the evaluation to be made by an investment bank appointed by the Parties, whose reputation is internationally recognized; and

- The brewery located in Lujan, where the Brahma brand is currently produced.

To a third party other than the Buyer and which does not produce beer in the Argentine market:

- The malt production unit, adjacent to the Bieckert beer production unit, located in Llavallol, Buenos Aires, Argentina. Alternatively, the Parties may agree to transfer to this third-party, the rights to the production of malt in that unit for a period of ten years.

(ii) Within twelve months, as from January 14, 2003, the Parties must submit documentation to the anti-trust and fair trade authorities in Argentina, evidencing their commitment to:

- Permit the Buyer access to Quinsa’s distribution network in Argentina for a period of seven years, starting on the date the above-mentioned assets are sold, for the brands sold to the Buyer; and

- Not to induce consumers and clients to purchase other products in cross-selling operations with beer.

(iii) The Parties shall take on a commitment with the Buyer to produce the Bieckert, Palermo and Heineken or Imperial brands (according to the circumstances), for a two-year period, as from the date on which these assets are sold.

Quinsa’s controllers have the right to exchange their 373.5 million class A shares for AmBev shares during specified periods in each year starting as from April 2003. AmBev also has the right to determine the exchange of these shares for AmBev shares starting from the end of the 7th year (as from April 2003). In both cases, the number of AmBev shares to be issued to Quinsa’s controlling shareholders will be determined based on the projected EBITDA of the two companies.

2 Significant Accounting Practices

(a) Quarterly information

The quarterly information has been prepared and is presented in accordance with accounting practices adopted in Brazil (Brazilian GAAP) and the regulations of the Brazilian Securities Commission (CVM).

The preparation of quarterly information requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including estimates related to the useful lives of fixed assets, provisions necessary for contingent liabilities, provisions for income tax and other similar provisions and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(b) Determination of net income

Income and expenses are recorded on the accrual basis. Sales and cost of sales are recorded upon delivery of products.

(c) Current assets and long-term receivables

Available funds represented by highly-liquid investments and with original maturity of 90 days or less are recorded at market value. Financial investments, substantially represented by notes and securities denominated in foreign currency, government securities, bank deposit certificates and other liquid assets, are recorded at cost plus accrued earnings. A provision for reduction to market value is recorded where necessary.

The consolidated allowance for doubtful accounts receivable of R$ 140,662 on March 31, 2003 (R$ 139,427 on December 31, 2002) is recorded at an amount considered sufficient by management to cover probable losses on realization of the receivables.

Inventories are recorded at the average cost of purchases or production, adjusted by a provision for reduction to realization value when necessary. On March 31, 2003, the consolidated provision for reduction of inventories to net realization value amounted to R$ 13,158 (December 31, 2002 - R$ 28,660), and was recorded under Supplies and other, net.

Advertising and marketing expenses are deferred within each fiscal year and systematically appropriated to results of each month in accordance with projected sales volume, therefore reflecting the seasonal nature of monthly sales.

Other current assets and long-term receivables are recorded at cost, including, when applicable, accrued earnings. A provision for reduction to market value is recorded when necessary.

(d) Permanent assets

The investments of the parent company in subsidiaries and jointly-controlled companies are recorded using the equity method of accounting, including, in the initial determination, the harmonization of accounting practices to those adopted by the company and splitting the acquisition cost among equity investment, goodwill or negative goodwill. Goodwill based on the appreciation of property, plant and equipment is amortized proportionally to the depreciation or realization of the book value of the assets, whereas the goodwill attributable to future profitability is amortized over five to ten years. Amortization of goodwill is recorded under other operating expenses. Negative goodwill, attributed to various economic reasons, will only be amortized in the event of sale, in accordance with CVM regulations.

Property, plant and equipment is stated at cost and includes the expansion of direct distribution, bottles and crates, as well as interest incurred on financings for the construction of major facilities. Maintenance and repair costs are recorded as expenses when incurred. Losses from breakages of bottles and crates during production are included in the cost of sales. Depreciation is calculated on the straight-line method, considering the useful lives of the assets, at the annual rates listed in Note 5.

Amortization of deferred charges is calculated on the straight line basis, in up to ten years, as from the start of operations.

(e) Translation of the financial statements of foreign subsidiary and associated companies

With the exception of the operations mentioned in the following paragraph, the financial statements of foreign subsidiary and associated companies are translated into Reais using the local currency as their functional currency, adjusted for inflation when applicable. Accordingly, their assets, liabilities and shareholders’ equity were translated into Reais at the current exchange rate on the dates of the financial statements. The statement of income accounts were translated each month at the respective closing exchange rate.

The U.S. dollar was adopted as the functional currency for malt operations (Argentina and Uruguay) and the operations in Colombia, since their prices and cash flows are substantially based on that currency. The following translation procedures were adopted for these entities:

(i) inventories, property, plant and equipment, accumulated depreciation, as well as the shareholders’ equity accounts were translated into U.S. dollars at historical exchange rates and converted into Reais, and the monetary assets and liabilities were translated at the year-end exchange rates;;

(ii) depreciation and other costs and expenses related to assets translated at historical exchange rates were calculated based on the values of assets in U.S. dollars. Other income and expense accounts were translated at average exchange rates during the year; and

(iii) as a result of the translation process, gains and losses arising in the consolidation are recorded in the results of operations of the company in other operating income.

The financial statements of the subsidiaries in Argentina, Venezuela, Paraguay, Uruguay and Chile include inflation accounting adjustments based on the variation of local consumer price indices. Gains and losses arising from these inflation accounting adjustments are recorded in the consolidated results for the quarter under other operating income.

Also, the financial statements of the foreign subsidiary companies include exchange rate variations on those assets and liabilities denominated in foreign currency. Gains and losses arising from the translation process are also recorded in the consolidated results for the quarter under other operating income.

(f) Current and long-term liabilities

Current and long-term liabilities are stated at known or estimated amounts, including accrued charges and monetary correction, when applicable.

(g) Forward and swap operations in currency, interest and commodities

The nominal values of cross-currency interest rate swap operations, forwards and commodities are not recorded in the balance sheet. However, the unrealized net losses and gains arising from these operations, determined by the market value — gains are limited to the yield curve of these instruments — are recorded on the accrual basis under Financial investments, with a contra-entry to Financial income (expenses).

(h) Provision for contingencies and liabilities related to fiscal claims

Provisions for contingencies are updated for labor, tax, civil and commercial claims being contested at administrative and judicial levels, based on estimates of losses determined by the company’s and its subsidiaries’ external legal advisors, for processes in which a loss is considered probable.

Tax savings obtained based on provisional injunctions relating to claims filed by the company and its subsidiaries against the tax authorities are subject to provisioning until assured through a final favorable legal decision.

(i) Investment tax credits

The subsidiaries have State fiscal incentive programs for the deferral of sales taxes in which taxes are partially or totally reduced. In some States the grace periods and reductions are not conditional. Where conditions have been established, however, they are related to events under the subsidiaries’ control. The benefits of the reduction in the payment of taxes are treated as a reserve for investment tax credits and recorded in the shareholders’ equity of the subsidiaries on the accrual basis, or when the subsidiaries comply with the principal requirements of State programs in order to obtain the benefits granted. In the consolidated financial statements this benefit is recorded as other operating income (March 31, 2003 - R$ 39,377; March 31, 2002 - R$ 35,367).

(j) Income tax and social contribution on net income

Income tax and social contribution on net income are calculated at rates determined by applicable tax law. Charges are recorded on the accrual basis, including deferred taxes calculated on the difference between the book and tax bases of assets and liabilities.

Deferred income tax is also recorded as an asset, corresponding to future tax benefits of income tax losses and negative social contribution bases for subsidiaries and associated companies in which the realization of benefits is considered probable, over a maximum period of ten years, based on the present value of taxable income projections, pursuant to CVM Regulation 273/98 and CVM Instruction 371/02.

(k) Employee benefits

As required by Accounting Rules and Procedures (NPC No. 26) – Accounting for Employee Benefits issued by the Brazilian Institute of Independent Accountants (IBRACON) and approved by CVM Deliberation 371/00, the company recognizes the actuarial assets and liabilities related to post-employment benefits payable to employees.

The initial effect of implementation of NPC No. 26 was recorded directly in the shareholders' equity of subsidiary company CBB on December 31, 2001.

(l) Consolidated financial statements

All assets, liabilities and results of subsidiary companies are consolidated, the interest of minority shareholders in net assets and in results being segregated.

Investments in subsidiaries and the portion corresponding to their shareholder equities, as well as intercompany assets, liabilities, income and expenses, were eliminated on consolidation.

The consolidated financial statements include the financial statements, prepared at the same dates, of companies controlled by the company, directly or indirectly.

For investees which are jointly-controlled through a shareholders’ agreement, the consolidation includes the assets, liabilities and results in proportion to the total holding of the company in their capital, as follows:

                                                                                            Percentage
                                                                                 (direct and indirect)
                                                                                            of capital

                                                                  -------------------------------------
                                                                  -------------- ---- -----------------
                                                                       03.31.03               12.31.02
                                                                  --------------      -----------------
                                                                  --------------

 Agrega Intêligencia em Compras Ltda. (Agrega)                             50.0                   50.0
 Quinsa                                                                    40.5  (i)

(i) 36.1% of voting capital.

Agrega’s and Quinsa’s net assets, proportionally consolidated, amounted to R$ 715,344 on March 31, 2003, as shown below:

                                                        Agrega (i)        Quinsa (ii)              Total
                                                    ---------------    ---------------    ---------------
                                                    ---------------    ---------------    ---------------
Current assets                                                 530            394,402            394,932
Long-term receivables                                                          88,561             88,561
Permanent assets                                               432          1,137,639          1,138,071
Current liabilities                                          (851)          (564,965)          (565,816)
Long-term liabilities                                                       (171,292)          (171,292)
Minority interest                                                           (169,112)          (169,112)
                                                    ---------------    ---------------    ---------------
                                                    ---------------    ---------------    ---------------

Total net assets                                               111            715,233            715,344
                                                    ===============    ===============    ===============
                                                    ===============    ===============    ===============

(i) Agrega’s net assets, proportionally consolidated, amounted to R$ 1,401 on December 31, 2002.

(ii) Proportionally consolidated by the company since February 1, 2003; fully consolidated by Quinsa, segregating the minority interest.

The table below shows Quinsa’s main holdings in subsidiaries, fully consolidated in its financial statements:

                                                                                          Total percentage
                                                                                                holding on
                                                                                                  03/31/03

                                                                                  -------------------------
                                                                                  -------------------------

Cerveceria y Malteria Quilmes S.A.I.C.A. y G.                                                         84.8
CCBA S.A.                                                                                              100
Cerveceria Boliviana Nacional La Paz - CBN                                                            64.6
Fabrica Paraguaya de Vitrios S.A.                                                                     62.7
Cerveceria Paraguay S.A. - Cervepar                                                                   69.6
CCBA S.A.                                                                                              100
Salus S.A. - Salus                                                                                    87.5
Cerveceria Chile S.A.                                                                                 84.8
Fabricas Nacionales de Cerveza S.A. - SNC                                                             50.7
Quilmes International (Bermuda) Ltd. - QIB                                                            93.6

(m) Transactions with related parties

Transactions with related parties include the buying and selling of raw materials such as malt, labels, corks and various finished products, which are eliminated in the consolidated financial statements, with the exception of the non-consolidated part of operations with jointly-controlled subsidiaries (recorded based on proportional consolidation) and their related parties.

Mutual agreements with group companies have undetermined expiration terms and are subject to financial charges equivalent to those on funds raised by the company and subsidiaries in the market. Some investment funds include investments with related parties.

(n) Reclassification

The amount of R$ 19,250 was reclassified from deferred charges to property, plant and equipment in the December 31, 2002 balance sheet to facilitate comparison with the current period. Such adjustment is due to the harmonization of certain accounting criteria used in Venezuela with accounting practices adopted in Brazil.

3 Inventories

                                                                                                Consolidated
                                                                     ----------------------------------------

                                                                               03.31.03             12.31.02
                                                                     -------------------  -------------------
                                                                     -------------------  -------------------

  Final  products                                                               128,097              157,778
 Work in progress                                                                50,275               50,786
 Raw materials                                                                  540,123              425,321
 Production materials                                                           112,252              118,958
 Supplies and other, net                                                        122,043              106,858
                                                                     -------------------  -------------------
                                                                     -------------------  -------------------

                                                                                952,790              859,701
                                                                     ===================  ===================

4 Other Assets

                                                                  Parent company               Consolidated
                                                      --------------------------- --------------------------

                                                          03.31.03      12.31.02      03.31.03     12.31.02
                                                      ------------- ------------- ------------- ------------

 Current
    Sundry accounts receivable                                 177           287       211,090       89,081
    Prepaid expenses                                                                    66,831       40,070
    Advances to suppliers                                                               13,492       10,616
    Accounts receivable from related companies                             6,025
                                                      ------------- ------------- ------------- ------------

                                                               177         6,312       291,413      139,767
                                                      ============= ============= ============= ============

 Long-term
    Other taxes and charges recoverable                     77,985        77,985       333,864      340,741
    Prepaid expenses                                                                    52,517       51,146
    Other accounts receivable                                                           51,317       30,863
    Surplus pension assets - Instituto AmBev                                            21,574       21,574
                                                      ------------- ------------- ------------- ------------

                                                            77,985        77,985       459,272      444,324
                                                      ============= ============= ============= ============

5        Property, Plant and Equipment

                                                                                                 Consolidated
                                                   -----------------------------------------------------------

                                                                                                       Annual
                                                                                                 depreciation
                                                                                             percentage rates

                                                            03.31.03             12.31.02
                                                   ------------------  -------------------  ------------------

 Cost
     Land                                                    206,911              147,129
     Buildings and constructions                           2,102,013            1,865,198                   4
     Machinery and equipment                               5,356,295            4,436,907            10 to 20
     Offsite equipment                                       781,618              648,129            10 to 20
     Other assets and intangibles                            549,663              507,149             4 to 20
     Construction in progress                                169,696              218,218
                                                   ------------------  -------------------

                                                           9,166,196            7,822,730

 Accumulated depreciation                                 (5,474,784)          (4,514,376)
                                                   ------------------  -------------------

                                                           3,691,412            3,308,354
                                                   ==================  ===================

On March 31, 2003, the subsidiaries held for sale properties, machinery and equipment with a book value of R$ 187,5558 (December 31, 2002 – R$ 121,549), which are classified in long-term receivables at estimated market values, which amount is net of a provision for expected losses on realization at March 31, 2003 of R$ 53,969 (December 31, 2002 – R$ 55,861).

Also, during this quarter a provision of R$ 12,100 was set up to cover expected losses on the realization of machinery and equipment, recorded in the consolidated financial statements under Non-operating expenses.

6 Deferred Charges

                                                                                                 Consolidated
                                                                       ---------------------------------------

                                                                                 03.31.03            12.31.02
                                                                       -------------------  ------------------

 Cost
     Pre-operating                                                                281,821             247,307
     Implementation and expansion expenses                                        173,857             214,073
     Other                                                                         67,634             107,027
                                                                       -------------------  ------------------

                                                                                  523,312             568,407

 Accumulated amortization                                                        (412,978)           (432,218)
                                                                       -------------------  ------------------
                                                                       -------------------  ------------------

                                                                                  110,334             136,189
                                                                       ===================  ==================

7 Holdings in Direct Subsidiaries

(a) Changes, including goodwill and negative goodwill, during the quarter ended March 31, 2003

Description                                              CBB     Agrega        Eagle     Hohneck(ii)      Total
---------------------------------------------- -------------- ---------- ------------ -----------   ------------

Balance on December 31, 2002                       1,158,249        543    3,215,566     215,456      4,589,814
    Dividends receivable as
         interest on own capital                     (32,303)                                           (32,303)
    Equity loss in subsidiary                                                           (215,443)(i)   (215,443)
    Equity in the results                            669,406       (432)      43,558                    712,532
    Amortization of goodwill                         (21,184)                                           (21,184)
                                               -------------- ---------- ------------ -----------   ------------

Balance on March 31, 2003                          1,774,168        111    3,259,124          13      5,033,416
                                               ============== ========== ============ ===========   ============

(i) Equity loss arising from the capitalization made by subsidiaries Cervejarias Reunidas Skol Caracu S.A. and Companhia Brasileira de Bebidas (CBB) without the respective proportional holding of AmBev, eliminated in the consolidated financial statements.

(ii) Headquartered abroad.

(b)Goodwill and negative goodwill

                                                                  Parent Company                     Consolidated
                                                  -------------------------------  -------------------------------

                                                        03.31.03        12.31.02         03.31.03        12.31.02
                                                  --------------- ---------------  ---------------  --------------

Goodwill
   CBB - based on:
   Property, plant and equipment fair value excess       144,579         144,579          144,579         144,579
   Expected future profitability                         702,760         702,760          702,760         702,760
                                                  --------------- ---------------  ---------------  --------------
                                                  --------------- ---------------  ---------------  --------------
                                                         847,339         847,339          847,339         847,339
    Expected future profitability
      Quinsa                                                   .                          983,941
     Cervejaria Astra S.A.                                                                123,211         123,211
     Cerveceria y Malteria Paysandu - Cympay  (i)                                          26,557          34,177
     Pilcomayo Participacoes S.A                                                           33,891          33,891
     Malteria Pampa S.A                                                                    28,101          28,101
     Salus (i)                                                                                             19,001
     Pati do Alferes Participacoes S.A                                                     16,922          16,922
     Cervejaria Miranda Correa S.A.                                                         5,514           5,514
                                                  --------------- ---------------  ---------------  --------------

                                                         847,339         847,339        2,065,476       1,108,156

    Quinsa's subsidiaries
       (proportionally consolidated)                                                      433,692
                                                  --------------- ---------------  ---------------  --------------
                                                  --------------- ---------------  ---------------  --------------

Total goodwill                                           847,339         847,339        2,499,168       1,108,156

Accumulated amortization                                (314,857)       (293,673)        (519,806)       (331,316)
                                                  --------------- ---------------  ---------------  --------------

Total goodwill, net                                      532,482         553,666        1,979,362         776,840
                                                  --------------- ---------------  ---------------  --------------

Negative goodwill
     CBB                                                (149,946)       (149,946)        (149,946)       (149,946)
     Inversiones Cerveceras Sociedad Anonima
-
       Incesa (proportionally consolidated)                                                (7,025)
                                                  --------------- ---------------  ---------------  --------------
                                                  --------------- ---------------  ---------------  --------------

Total negative goodwill                                 (149,946)       (149,946)        (156,971)       (149,946)
                                                  --------------- ---------------  ---------------  --------------
                                                  --------------- ---------------  ---------------  --------------

                                                         382,536         403,720        1,822,391         626,894
                                                  =============== ===============  ===============  ==============

(i) Subsidiaries that were a part of the total contributed by the company and its subsidiaries in the operation with Quinsa. Gains and losses arising from the operation, determined individually in the financial statements of these subsidiaries, were eliminated in the consolidated financial statements.

During the quarter ended March 31, 2003, the parent company acquired, including by intermediation of its subsidiaries, 230,920,000 class A shares and 26,388,914 class B shares of Quinsa, as well as 8.6% of the capital stock of Quilmes International (Bermuda) Ltd. – QIB, totaling an economic interest of 40.5%, for the amount of R$ 1,729,728 (paid in cash with R$ 1,429,073 and by contribution of assets located in Mercosur at book value of R$ 300,655). The goodwill of R$ 983,941 is justified based on future profitability, to be amortized over ten years.

The consolidated financial statements of Quinsa and its subsidiaries, the basis for initially determining goodwill by the company and its subsidiaries on January 31, 2003, were prepared in conformity with accounting principles adopted by the company for preparing its financial statements in accordance with Brazilian GAAP and CVM regulations.

(c) Information on direct subsidiaries

.. On March 31, 2003

Description                                                        CBB        Agrega         Eagle        Hohneck
-------------------------------------------------------- ------------- -------------- ------------- --------------
                                                         ------------- -------------- ------------- --------------

Number of shares/quotas held (in thousands)
   Common shares/quotas                                      3,442,186         1,375           276         10,000
   Preferred shares                                          6,073,132
                                                         ------------- -------------- ------------- --------------
                                                         ------------- -------------- ------------- --------------

   Total shares/quotas                                       9,515,318         1,375           276         10,000
                                                         ============= ============== ============= ==============
                                                         ============= ============= ============= ==============

Percentage of direct holding
   Preferred shares                                               99.9
   Common shares/quotas                                            100            50          99.9          0.009
   Total shares/quotas                                            99.9            50          99.9          0.009

Financial statements of direct subsidiaries:

   Adjusted shareholders' equity                             1,393,025           222     3,260,423      1,381,554
                                                         ============= ============== ============= ==============
                                                         ============= ============== ============= ==============

   Adjusted net income (loss)                                  649,885          (864)       43,602           (708)
                                                         ============= ============== ============= ==============

..   On December 31, 2002

Description                                                        CBB        Agrega         Eagle        Hohneck
-------------------------------------------------------- ------------- -------------- ------------- --------------

Number of shares/quotas held (in thousands)
   Common shares/quotas                                      3,442,186         1,375           276         10,000
   Preferred shares                                          6,073,132
                                                         ------------- -------------- ------------- --------------

Total shares/quotas                                          9,515,318         1,375           276         10,000
                                                         ============= ============== ============= ==============

Percentage of direct holding
   Preferred shares                                               99.5
   Common shares/quotas                                            100            50          99.9            100
   Total shares/quotas                                            99.7            50          99.9            100

Financial statements of direct subsidiaries:

   Adjusted shareholders' equity                               756,666         1,085     3,217,810        215,456
                                                         ============= ============== ============= ==============

   Adjusted net income (loss)                                 (334,370)       (4,169)    1,484,731        363,027
                                                         ============= ============= ============= ==============

(d)      Main indirect holdings in subsidiaries

                                                                                             Total percentage
                                                                                          of indirect holding
                                                                           -----------------------------------

 Company name                                                                     03.31.03           12.31.02
 ------------------------------------------------------------------------- ----------------  -----------------

   Brazil
    ANEP - Antarctica Empreendimentos e Participacoes Ltda.                            100                100
    Industria de Bebidas Antarctica do Sudeste S.A.                                   98.8               98.8
    CRBS S.A.                                                                         99.8               99.8
    Cervejaria Astra S.A.                                                             96.7               96.7

   Abroad
    Jalua Spain S.A.                                                                   100                100
    C.A. Cervecera Nacional S.A. - CACN                                               50.2               50.2
    CCBP S.A. (i)                                                                                         100
    CCBA S.A. (i)                                                                                          70

(i) Subsidiaries that were part of the purchase consideration contributed by the company and its subsidiaries in the operation with Quinsa. Gains and losses arising from the operation, determined individually in the financial statements of these subsidiaries, were eliminated in the consolidated financial statements.

8        Loans and Financings - Consolidated

                                                                                      Current              Long-term
                                                                          -------------------------------------------
Type / purpose                Financial charges (p.a.)   Maturity date     03.31.03   12.31.02   03.31.03   12.31.02
----------------------------- -------------------------- ---------------- ---------- --------- ---------- -----------

Local currency
    ICMS Sales Tax             .73%                       anuary 2012
Incentives                    1                          J                   29,305     31,362    337,298    310,651
    Fixed assets (i)          3.05% above the TJLP       June 2009          245,343    237,721    404,064    408,294
    Other                     2.62% above the TJLP       June 2007              121                   514
                                                                          ---------- --------- ---------- -----------

                                                                            274,769    269,083    741,876    718,945
                                                                          ---------- --------- ---------- -----------

Foreign currency
    Syndicated loan           2.76% above quarterly      August 2004
                              LIBOR                                           6,906      7,062  1,108,899  1,150,760
    Notes                     10.7%                      December 2011       60,545      9,240  1,676,550  1,766,650
    Other (*)                 61.22%                     April 2003         124,030     63,438
    Raw material import        .50%                      July 2007
      financing               6                                              15,921    207,607     95,894     82,756
    Fixed assets (ii)         7.34%                      January 2009       548,836     50,948    164,822    160,168
                                                                          ---------- --------- ---------- -----------
                                                                          ---------- --------- ---------- -----------

                                                                            756,238    338,295  3,046,165  3,160,334
                                                                          ---------- --------- ---------- -----------

                                                                          1,031,007    607,378  3,788,041  3,879,279
                                                                          ========== ========= ========== ===========

(*) Financings (including interest) in local currency of Argentina and Venezuela are included in this account.
(i) Include final maturities from April 2003 through June 2009
(ii) Include final maturities from April 2003 through January 2009

Abbreviations used:

.. TJLP - Long-term Interest Rate
.. LIBOR - London Interbank Offered Rate
.. ICMS - Value-added Tax on Sales and Services

On March 31, 2003, a substantial portion of the financings of the Quinsa subsidiaries in Argentina was denominated in U.S. dollars. The devaluation of the Argentine Peso and the worsening of that country’s economic situation, mainly in 2002, restricted the ability of these subsidiaries to generate enough cash flows to meet the obligations falling due on the dates originally determined for liabilities denominated in foreign currency.

Management of Quinsa and its subsidiaries are currently renegotiating the maturity terms with financial institutions. In the consolidated financial statements, the proportionally consolidated portion of Quinsa’s liabilities overdue and not-renegotiated were classified in current liabilities.

(a) Guarantees

Loans and financings for the expansion and construction of new plants and purchases of equipment are guaranteed by mortgages on the plant properties and financial liens on equipment. Loans for the purchase of raw materials, mainly malt, syndicated loans and the issue of Notes in the international market are guaranteed by collaterals of AmBev group companies.

(b) Due dates

On March 31, 2003, long-term financings fall due as follows:

 2004                                                                                              1,378,660
 2005                                                                                                190,048
 2006                                                                                                280,795
 2007                                                                                                 69,601
 2008                                                                                                 56,860
 Subsequent years, 2009 to 2011                                                                    1,812,077
                                                                                          -------------------

                                                                                                   3,788,041

                                                                                          ===================

(c) ICMS sales tax incentives

 Description                                                                   03.31.03             12.31.02
 --------------------------------------------------                   ------------------  -------------------

 Short and long-term balances
     Financings                                                                 366,603              342,013
     Deferrals                                                                  445,501              460,986
                                                                      ------------------  -------------------

                                                                                812,104              802,999
                                                                      ==================  ===================

Financings refer to programs offered by certain Brazilian states, through which a percentage of the ICMS sales tax due is financed by state treasury agents, usually over five years as from the original due date.

The deferrals of R$ 445,501 include a current portion of R$ 153,731 classified under other taxes and contributions recoverable.

The remaining amounts refer to the deferrals of ICMS due for periods of up to ten years as part of industrial incentive programs. The percentages deferred may be fixed during the program or vary progressively from 75% in the first year to 40% in the final year. The deferred amounts are partially indexed at 60% to 80% of a general price index.

(d) Syndicated loan

The syndicated loan denominated in Yen is guaranteed by collaterals of AmBev and its subsidiaries. On March 31, 2003, by means of a LIBOR swap, this loan is indexed to fixed interest of 5.95% per annum.

(e) Notes issued in the international market

In December 2001, CBB issued US$ 500 million in foreign bonds, with a guarantee from AmBev. These Notes incur 10.7% interest p.a., and are being amortized semi-annually as from June 2002, with final maturity in December 2011.

(f) Contractual clauses

The company is in compliance with debt and liquidity ratio commitments for the financings mentioned above in (d) and (e).

On March 31, 2003, a balance of R$ 52,929 related to foreign currency financings of fixed assets is recorded in current liabilities due to non-compliance of debt and liquidity ratio covenants by one of Quinsa’s subsidiaries in Argentina.

9 Liabilities Related to Fiscal Questionings and Provisions for Contingencies

                                                                                                  Consolidated
                                                                       ----------------------------------------

                                                                                 03.31.03             12.31.02
                                                                       -------------------  -------------------

 Social Integration Program (PIS) and Social Contribution on Revenues
     (COFINS)
                                                                                  282,145              260,304
 Value-added Tax on Sales and Services (ICMS) and Excise Tax (IPI)                464,848              458,071
 Income Tax and Social Contribution                                                42,986               41,002
 Labor claims                                                                     124,715              131,465
 Distributors' claims                                                              18,384               18,720
 Other
   Abroad (proportionally consolidated)                                            85,402
   In Brazil                                                                       78,624               79,695
                                                                       -------------------  -------------------

                                                                                1,097,104              989,257
                                                                       ===================  ===================

The company and its subsidiaries have other ongoing lawsuits of a similar nature which, in the opinion of legal counsel, are subject to possible, but not probable, losses of approximately R$ 955,000 (December 31, 2002 – R$ 976,000).

Principal liabilities related to fiscal questionings and provisions for contingencies:

(a) ICMS and IPI tax

This provision relates mainly to challenges of presumed IPI credits at the zero rate and to extemporaneous ICMS credits on purchases of property, plant and equipment prior to 1996.

(b) PIS and COFINS

In the first quarter of 1999, the company obtained an injunction granting it protection while it disputes its right to pay PIS (up to December 31, 2002) and COFINS on billings, but exempting it from these taxes on other revenue. On March 31, 2003, the provision primarily refers to amounts that were not paid pursuant to this injunction. Following the enactment of Law 10.637 on December 31, 2002, which established new rules for calculating PIS with effect as from December 1, 2002, the company began to pay this contribution, including on other revenues.

(c) Income Tax and Social Contribution

This provision relates substantially to recognition of the deductibility of interest on own capital in the calculation of the social contribution for the year 1996.

(d) Labor claims

Provision for claims from former employees. On March 31, 2003, deposits related to labor claims made by the company and its subsidiaries, restated based on official indices, amounted to R$ 80,309 in the consolidated financial statements (December 31, 2002 - R$ 74,733).

(e) Distributors' claims

These arise mainly from contractual rescissions between the subsidiaries and certain distributors due to the restructuring process being carried out in the distribution network, and in some cases, because of non-compliance with company directives.

(f) Other provisions

These substantially relate to issues involving the National Social Security Institute (INSS), products and suppliers.

10       Other Liabilities

                                                              Parent company                     Consolidated
                                                -----------------------------  -------------------------------

                                                     03.31.03       12.31.02        03.31.03         12.31.02
                                                -------------- --------------  --------------  ---------------

Current
   Profit sharing - employees and management
                                                                      15,590           8,708          134,582
   Accounts payable to related parties                                                80,309           76,762
   Prepayment of mandatory minimum dividends as
      interest on own capital
                                                                                     108,787
   Other accounts payable                                                 41         102,704           49,833
                                                -------------- --------------  --------------  ---------------

                                                                      15,631         300,508          261,177
                                                ============== ==============  ==============  ===============

Long-term
   Provision for medical assistance and other                                         52,335           53,428
      post-employment benefits
   Deferred income tax and social contribution                                        25,308           25,693
   Other accounts payable                                                             23,395           55,094
   Suppliers                                                                                           29,381
                                                -------------- --------------  --------------  ---------------

                                                                                     101,038          163,596
                                                ============== ==============  ==============  ===============

(a)      Profit sharing - employees and management

Pursuant to the company’s by-laws, this item refers to the distribution to employees of 10% of net income for the year, based on pre-determined criteria. Directors are allotted a 5.0% participation in net income, limited to the amount equivalent to their annual remuneration, whichever the lower. Profit sharing is conditioned to meeting individual and collective goals fixed by the Board of Directors at the beginning of each year.

11 Social Programs

(a) AmBev Pension Fund - Instituto AmBev

CBB and its subsidiaries have two types of pension plan: a defined contribution model (open to new members) and a defined benefit model (closed to new members since May 1998), with the possibility of migrating from the defined benefit plan to the defined contribution plan. These plans are funded by members and the sponsor and managed by Instituto AmBev (IAAP). The main purpose is to supplement the retirement benefits of employees and management. During the quarter ended March 31, 2003, the company and its subsidiaries made contributions of R$ 1,101 (March 31, 2002 - R$ 975).

The pension asset surplus of R$ 21,574 reflects the probable realization limit under the current circumstances, is presented as Surplus pension assets - Instituto AmBev.

(b) Medical assistance and other post-employment benefits provided directly by CBB

CBB directly provides medical assistance benefits, reimbursement of medicine expenses and other benefits to elderly pensioners. On March 31, 2003, the balance of R$ 52.335 (December 31, 2002 - R$ 53,428) was recorded in the consolidated financial statements under Provision for employee benefits.

(c) Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia - the Zerrener Foundation

The Zerrenner Foundation’s main objectives are to provide sponsoring companies’ employees and administrators with medical/hospital and dental assistance, to aid in professional specialization and graduation courses, and to maintain establishments that provide aid and assistance to the elderly, through direct actions or via financial aid agreements with other entities.

The actuarial liabilities related to the benefits provided by the Foundation were fully offset by an equivalent amount of assets existing at the Zerrener Foundation on the same date. The excess assets were not recorded by the company in its financial statements, as prescribed in NPC 26.

12 Shareholders' Equity

(a) Changes in shareholders' equity of the parent company

                                                                        Statutory Reserves
                                                                    -----------------------
                                   Subscribed                                         For
                                          and                                      future
                                      paid-in    Capital   Legal                  capital   Treasury   Retained
                                      capital    reserve   reserve  Investments  increase      stock   earnings       Total
                                  ------------ ---------- --------- ----------- ---------- ---------- ---------- ----------
On December 31, 2002                3,046,244     16,592   138,253      75,516   1,033,588   (78,027)            4,232,166

Share buybacks                                                                               (53,324)              (53,324)
Advances for future capital
    increase related to the
    stock ownership plan
                                                  77,347                                                            77,347
Prepayment of mandatory minimum
    dividends as interest on own
    capital
                                                                                                       (108,695)  (108,695)
Net income for the quarter                                                                              508,962    508,962
                                  ------------ ---------- --------- ----------- -------------------------------- ----------
On March 31, 2003                   3,046,244     93,939   138,253      75,516   1,033,588  (131,351)   400,267  4,656,456
                                  ============ ========== ========= =========== ================================ ==========

(b)      Subscribed and paid-in capital

On March 31, 2003, the capital of R$ 3,046,244 comprised 38,620,730 thousand shares, of which 15,795,903 thousand common and 22,824,827 thousand preferred, all nominative with no nominal value.

(c) Share subscription warrants

The company has 404,930 thousand outstanding warrants - 142,039 thousand for subscription to common shares and 262,891 thousand for preferred shares. These warrants entitled holders to subscribe to AmBev shares at a price of R$ 915.95 per 1,000 common shares and R$ 909.77 per 1,000 preferred shares, provided the proportion of five shares per each warrant owned of the same share class is respected, in accordance with the subscription price established by the company. The criteria for defining the subscription price were ratified by two decisions made by the Joint Committee of the CVM. The background of these decisions is available on the company’s website and also on CVM’s web page. Some warrant holders decided to question the CVM and the company in court about their interpretation of the issue and obtained initial injunctions that were eventually overturned, in most cases, by decisions of the Supreme Court of the State of São Paulo (Tribunal de Justiça do Estado de São Paulo) and the Supreme Court of the State of Rio de Janeiro (Tribunal de Justiça do Estado do Rio de Janeiro).

The period for exercising the warrants was from April 1 to April 30, 2003.

(d) Appropriation of net income for the year and establishment of statutory reserves

The by-laws provide for the following appropriation of net income for the year, after legally applicable deductions:

(i) Minimum mandatory dividends

A mandatory dividend of 27.5% of net income to all shareholders. Preferred shareholders are legally entitled to a dividend 10% greater than that paid to common shareholders.

(ii) Statutory reserves

An amount not lower than 5.0% and not higher than 68.8% of net income of each year, for the establishment of an investment reserve to finance the expansion of company and subsidiary activities, including subscriptions to capital increases and the creation of new businesses.

The reserves cannot exceed 80% of the capital stock. Should this limit be reached, a General Shareholders’ Meeting must deliberate on the balance, either distributing it to shareholders or increasing capital.

(e) Interest on own capital

Companies have the legal option to attribute interest, calculated based on the TJLP on shareholders’ equity, to shareholders. This interest is deductible for tax purposes and may be imputed as a part of the mandatory dividends when these are distributed. Although interest is recorded in the results for tax purposes, it is reclassified to shareholders’ equity in the financial statements.

(f) Reconciliation between the company's shareholders' equity and consolidated shareholders' equity on March 31, 2003

 Parent company                                                                                    4,656,456

     Treasury stock acquired by subsidiary CBB                                                      (102,519)
                                                                                          -------------------

 Consolidated                                                                                      4,553,937
                                                                                          ===================

(g)      Treasury stock

The Board of Directors has successively approved the application of funds for its share buyback program, and the company is authorized, for renewable periods of up to 90 days, to purchase shares within the established limits.

On March 31, 2003, the company held shares with a total amount of R$ 131,351 (December 31, 2002 – R$ 78,027).

During the quarter ended March 31, 2003, it purchased own shares for R$ 53,324 as shown below:

 Description                                                                                       Number of
                                                                                                  Shares (in
                                                                                                  thousands)
 -------------------------------------------------------                                    -----------------
 Common
 Balance on December 31, 2002                                                                         40,400
     Purchases / buybacks                                                                             19,649
                                                                                            -----------------
                                                                                            -----------------
 Balance on March 31, 2003                                                                            60,049
                                                                                            =================
 Preferred
 Balance on December 31, 2002                                                                        121,790
     Purchases / buybacks                                                                            109,357
                                                                                            -----------------
                                                                                            -----------------
 Balance on March 31, 2003                                                                           231,147
                                                                                            =================

Also, on March 31, 2003 and December 31, 2002, CBB held 60,731 thousand common shares and 151,894 thousand preferred shares issued by the company in the amount of R$ 102,519.

13 Stock Ownership Plan

AmBev has a plan for the purchase of shares by qualified employees, which is aimed at aligning the interests of both shareholders and executives. As defined in the by-laws, the Plan is managed by a committee including non-executive members of the company. This committee periodically creates stock ownership programs for common and preferred shares, defining the terms and categories of employees to be benefited, and the price at which options will be exercised. This price cannot be lower than 90% of the average stock price traded on the São Paulo Stock Exchange (BOVESPA) during the three business days prior to granting such options, indexed to inflation up to the date of actual exercise. The number of options that may be granted during each year cannot exceed 5.0% of the total number of shares of each class on that date.

When options are exercised, the company may issue new shares, or use the balance of treasury stock. Stock options granted have no expiration dates. Should the existing labor agreement come to an end, the options expire. Regarding the shares purchased by employees, the company has the right to repurchase them at a price equal to:

(i)the price paid by the employee, adjusted for inflation, if the shares are sold and if the employee sells the shares during the first thirty months after the option is exercised;

(ii) the price paid by the employee, adjusted for inflation, for 50% of the lot, and at the market price for the remainder, if the employee sells the shares after the first thirty months, but before sixty months after the option is exercised;

(iii) the market price, if the sale takes place sixty months after the option is exercised.

. Employees who do not apply at least 70% of their annual bonuses, net of income tax and other charges, to subscribe shares under the stock ownership plan, will forfeit their rights to the underlying options in the same proportion of the bonuses not applied , unless the equivalent amount had been previously subscribed in cash by the employee.

The company and its subsidiaries may make advances to employees for purchase of shares in accordance with the rules set forth in the Plan. Financings are normally for periods of not more than four years and consider 8.0% interest p.a. above the General Market Price Index (IGP-M). These financings are guaranteed by the shares issued when the option is exercised. On March 31, 2003, the outstanding consolidated balance of these advances amounted to R$ 342,824 (December 31, 2002 - R$ 324,784).

The change in stock options during the quarter ended March 31, 2003 is as follows:

                                                                                      Stock options (in
                                                                                             thousands)
                                                                                 -----------------------
                                                                                 -----------------------
 Exercisable stock option balance
     At the beginning of the quarter                                                            640,800

     Cancelled stock options                                                                     (9,250)
                                                                                 -----------------------
                                                                                 -----------------------
 Exercisable stock option balance
     At the end of the quarter                                                                  631,550
                                                                                 =======================

14 Treasury

(a) General considerations

A significant part of company and subsidiaries financings, as well as liabilities to suppliers, is denominated in foreign currency. Also, the company has assets in South and Central American countries (other than Brazil) which represented on March 31, 2003 approximately 7% of its assets and 7% of consolidated sales (March 31, 2002 – 6% and 6%).

The company and its subsidiaries hold cash and cash equivalents in foreign currency, and enter into cross- currency interest rate swap and commodities operations and currency forward contracts to mitigate the effects of exchange rate variations on the consolidated exposure to foreign currency, interest rate fluctuations, and changes in raw materials prices, particularly aluminum.

(b) Derivative instruments

Nominal amounts of outstanding derivatives on March 31, 2003 (December 31, 2002 - R$ 4,761,502) are as follows:

                                                                                                      Nominal
                                                                                                  outstanding
                                                                                                       amount

 Description
 ----------------------------------------------------------------                           ------------------
 Currency
     Yen/R$                                                                                           819,954
     US$/R$                                                                                         3,990,457

 Interest rates
     Floating LIBOR /. fixed LIBOR                                                                  1,187,072

 Commodities
     Aluminum                                                                                         195,676
                                                                                            ------------------
 Unrealized gains and losses                                                                        6,193,159
                                                                                            ==================

Unrealized gains and losses represent the current amount receivable if all operations were to be settled on March 31, 2003 based on probable market values. On March 31, 2003, the unrealized gain on derivative operations recorded under Available Funds -Financial investments with a contra-entry to Financial income (expenses), totaled R$ 272,161 (December 31, 2002 - R$ 240,329).

.. Currency and interest rate hedges

These financial instruments are recorded at quoted market prices in their applicable markets at March 31, 2003.

.. Commodities hedge

These financial instruments are restated to market value. During the quarter ended March 31, 2003, gains of R$ 784 (year ended December 31, 2002 – R$ 4,916) were deferred. These gains arose from the net positive results of the commodities operations, which were entered into specifically to minimize the exposure to fluctuations in the prices of raw materials to be acquired. This gain will be recognized in results when the corresponding sales of final products occur.

During the quarter ended March 31, 2003, R$ 3,150 relating to the net gains arising from these operations, was recognized as a credit to results in Costof sales.

(c) Concentration of credit risk

A substantial part of sales are to distributors and retailers within a broad distribution network. Credit risk is reduced due to the large number of customers and control procedures that monitor this risk. Historically, the subsidiaries have not recorded significant losses on receivables from customers.

To minimize the credit risk of its investments, the company has adopted procedures for the allocation of cash and investments, taking into consideration the limits and credit ratings of financial institutions to prevent any credit risk concentration.

(d) Financial income and expenses

                                                                                                  Consolidated
                                                                         --------------------------------------

                                                                                 03.31.03             03.31.02
                                                                         -----------------    -----------------
 Financial income
     Realized and unrealized gain from financial instruments (*)                  298,018                  447
     Foreign exchange gains on investments                                          5,786                1,308
     Financial income on cash equivalents                                          62,743               75,943
     Interest on taxes, contributions and deposits in court                        20,094                6,511
     Other                                                                         44,524               24,736
                                                                         -----------------    -----------------

                                                                                  431,165              108,945
                                                                         =================    =================
 Financial expenses
     Foreign exchange losses on loans and financings                             (171,333)              58,876
     Realized and unrealized loss from financial instruments (*)                   22,783                8,568
     Interest on foreign currency amounts payable                                  84,837               71,995
     Interest on loans payable in reais                                            34,444               26,114
     Taxes on financial transactions                                               20,999               22,649
     Interest on contingencies and others                                          27,709               22,130
     Other                                                                         30,546               27,139
                                                                         -----------------    -----------------
                                                                                   49,985              237,471
                                                                         =================    =================

(*) Includes the effects of recording the financial instruments at fair value.

Short-term investments as well as the derivative instruments are restated based on market values. The financial liabilities, represented mainly by the Notes, syndicated loans and import financings, are stated at cost plus accrued interest and monetary and exchange variations, based on closing rates and indices.

The fair value of the financial assets provide a shelter for the currency and interest rat risks accruing from the financial liabilities. Although the Company’s intention is to hold the assets, they could be realized at the Company’s discretion. Should these instruments be settled only on their respective maturity dates, the negative effect between the market value and estimated yield curve of the instruments would be totally eliminated. Had the Company been able to adopt the same criterion to recognize its financial liabilities at market value, it would have presented an unrealized pre-tax of approximately R$ 89,942, would have been recorded at March 31, 2003, as shown below:

 Financial liabilities                                   Book value         Market value     Unrealized gains
                                                                                                   (losses)
 -------------------------------------             ------------------  -------------------  -------------------
 Notes                                                    1,737,095            1,719,512               17,583
 Syndicated loan                                          1,115,805            1,042,779               73,026
 Import financings                                           92,861               93,528                 (667)
                                                   ------------------  -------------------  -------------------
                                                          2,945,761            2,855,819               89,942
                                                   ==================  ===================  ===================

The criteria used to calculate these gains are:

.. Notes: secondary market value of the Notes based on the closing quotation on March 31, 2003 (approximately 99.5% of face value);
.. Syndicated Loan: estimated value based on the secondary market for securities with similar risk (on average, 7.28% p.a.);

. Import Financings: estimated value for negotiating new transactions with financial institutions at March 31, 2003 for outstandings instruments with similar maturity terms (on average 4.9% p.a.).

15 Income Tax and Social Contribution on Net Income (CSLL)

(a) Reconciliation of consolidated Income Tax and CSLL benefit (expense) with nominal rates

                                                                                  03.31.03           03.31.02
                                                                          -----------------  -----------------
Consolidated net income, before income tax and CSLL                                780,398            192,904
Profit sharing and contributions                                                   (11,031)           (24,970)
                                                                          -----------------  -----------------
Consolidated net income, before income tax, CSLL and minority interest             769,367            167,934
                                                                          =================  =================

Income Tax and CSLL expense at nominal rates                                      (261,585)           (57,098)

   Adjustments to arrive at the effective rate
      Realization of tax loss carry-forwards and negative social
         contribution bases of prior years                                                             20,566
      Benefit of deductibility of interest on own capital                           36,987             27,353
      Corporate restructuring                                                       (5,582)
      Results from subsidiaries abroad not subject to taxation                     (41,670)            21,354
      Equity gains on tax credits reserve for tax incentives in
         subsidiaries                                                               13,388             16,540
      Permanent additions, exclusions and other                                      6,085              3,721
                                                                          -----------------  -----------------
Income Tax and CSLL benefit (expense)                                             (252,377)            32,436
                                                                          =================  =================

(b)      Composition of benefit (expense) of income tax and CSLL

                                                           Parent company                        Consolidated
                                        ----------------------------------  ----------------------------------
                                               03.31.03          03.31.02          03.31.03          03.31.02
                                        ----------------  ----------------  ----------------  ----------------
Current                                                                            (207,058)          (55,212)
Deferred                                         30,895            41,641           (45,319)           87,648
                                        ----------------  ----------------  ----------------  ----------------
Total                                            30,895            41,641          (252,377)           32,436
                                        ================  ================  ================  ================

(c)      Composition of deferred taxes

                                                               Parent company                     Consolidated
                                               -------------------------------  -------------------------------
                                                    03.31.03         12.31.02         03.31.03        12.31.02
                                               --------------  ---------------  --------------- ---------------

Long-term receivables
   Tax losses for offset                             127,168           95,054        1,057,900       1,080,581
   Temporary differences
      Non-deductible provisions                       42,693           42,563          343,978         350,764
      Employee profit sharing                                                                           31,050
     Other                                               808            2,157          170,673          95,953
                                               --------------  ---------------  --------------- ---------------
                                                     170,669          139,774        1,572,551       1,558,348
                                               ==============  ===============  =============== ===============
Long-term liabilities
   Temporary differences
      Accelerated depreciation                                                          17,861          17,861
      Other                                                                              7,447           7,832
                                               --------------  ---------------  --------------- ---------------
                                                                                        25,308          25,693
                                               ==============  ===============  =============== ===============

Based on projections of future taxable income of the parent company and its subsidiaries located in Brazil and abroad, the estimated recovery of consolidated deferred income tax and social contribution is as follows:

                                                                                              Nominal amounts)
                                                                                                  (million R$
                                                                                            ------------------

 2003                                                                                                      89
 2004                                                                                                     160
 2005                                                                                                     203
 2006                                                                                                     258
 2007                                                                                                     311
 2008                                                                                                      37
                                                                                            ------------------

                                                                                                        1,058
                                                                                            ==================

The asset recorded is limited to the amounts for which offset is considered probable as supported by taxable income projections, discounted to present values, to be realized over the next ten years, pursuant to CVM Instructions 273/98 and 271/02, and considering that offset is limited to 30% of pre-tax income for each year, under Brazilian tax legislation.

The deferred income tax asset includes the effect of tax losses of Brazilian subsidiaries which have no expiration dates and are available for offset against future taxable income, the amount of R$ 143,732 remaining to be recognized. The company, however, is considering the use of this credit. Also, part of the tax benefit corresponding to the tax losses of foreign subsidiaries was not recorded as an asset, as the company is not comfortable that realization is probable.

It is estimated that the deferred taxes on temporary differences as at March 31, 2003 will be realized by fiscal year 2008. However, it is not possible to estimate with reasonable accuracy when these temporary differences will be realized, because the major part depends on legal decisions over which the company has no control or means to predict when final decisions will be pronounced.

The projections of future taxable income include various estimates on the performance of the economy in Brazil and abroad, the selection of exchange rates, sales volumes, sales prices, tax rates and other factors that may differ from current data and amounts.

Since income tax and social contribution derive not only from taxable income but also depend on the company’s tax and corporate structure, the existence of non-taxable income, non-deductible expenses, tax exemptions and incentives, and other variables, there is no relevant correlation between net income and income tax and social contribution. Therefore, the offset of tax losses should not be taken as an indicator of future profits.

16 Other Operating Income (Expenses), Net

                                                                  Parent company                 Consolidated
                                                     ---------------------------- ----------------------------
                                                          03.31.03      03.31.02       03.31.03      03.31.02
                                                     -------------- ------------- -------------- -------------
Income
   Equity in results and gains in subsidiaries                                           39,377        35,367
   Other                                                         8                       12,181         1,435
   Recovery of taxes and contributions                                                    8,776        27,788
                                                     -------------- ------------- -------------- -------------
                                                                 8                       60,334        64,590
                                                     -------------- ------------- -------------- -------------
Expenses
    Exchange losses on foreign investments                                              (25,893)      (26,614)
   Amortization of goodwill                                (21,184)      (21,185)       (71,305)      (25,320)
   Other                                                                  (4,044)       (18,409)
                                                     -------------- ------------- -------------- -------------
                                                           (21,184)      (25,229)      (115,607)      (51,934)
                                                     -------------- ------------- -------------- -------------
Other operating income (expenses), net                     (21,176)      (25,229)       (55,273)       12,656
                                                     ============== ============= ============== =============

17       Non-Operating Income (Expenses), Net

                                                                       Parent company                 Consolidated
                                                          ---------------------------- ----------------------------
                                                              03.31.03       03.31.02      03.31.03       03.31.02
                                                          ------------- -------------- ------------- --------------
 Non-operating income
    Sale of property, plant and equipment items                                               8,852
    Other                                                                                     3,171          3,975
                                                          ------------- -------------- ------------- --------------
                                                                                             12,023          3,975
                                                          ------------- -------------- ------------- --------------
 Non-operating expenses
    Cost of disposed property, plant and equipment                                          (11,106)
    Provision for loss on property, plant and equipment                                     (12,100)
    Equity loss in subsidiary                                 (215,443)
    Other                                                           (1)                      (5,237)       (10,175)
                                                          ------------- -------------- ------------- --------------
                                                              (215,444)                     (28,443)       (10,175)
                                                          ------------- -------------- ------------- --------------
 Non-operating income (expenses), net                         (215,444)                     (16,420)        (6,200)
                                                          ============= ============== ============= ==============

18 Insurance

On March 31, 2003 the principal assets of the company and its subsidiaries, such as property, plant and equipment and inventories, are insured against fire and other risks at replacement value. Insurance coverage is higher than the book values.

19 Subsequent Events

The Ordinary and Extraordinary Shareholders’ Meetings held on April 25, 2003, ratified, among other matters, the distribution of dividends approved by the Board of Directors at meetings held in September 2002 and February 2003.

Also, they approved the increase in the company's capital under the stock ownership plan and the cancellation of common and preferred shares held in treasury, without reducing capital.

(A free translation of the original in Portuguese)	Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2003
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
01.04 - IDENTIFICATION

--------------------------------------------------------------------------------------------------------------
1 - CVM CODE     2 - COMPANY NAME                           3 - Federal Corporate Taxpayers' Registration
                                                            Number - CNPJ
01811-2          COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV    02.808.708/0001-07
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------

05.01 - Comments on Company Performance
---------------------------------------------------------------------------------------------------------------------------------------

See comments on consolidated performance in ITR form 08.01

(A free translation of the original in Portuguese)	Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2003
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.05    - IDENTIFICATION

--------------------------------------------------------------------------------------------------------------
1 - CVM CODE     2 - COMPANY NAME                           3 - Federal Corporate Taxpayers' Registration
                                                            Number - CNPJ
01811-2          COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV    02.808.708/0001-07
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (in R$ thousands)
---------------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
1 - Code          2 - Description                                          3 - 03/31/2003    4 - 12/31/2002
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
1                 Total assets                                                 12,705,848        12,381,406
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
1.01              Current assets                                                4,215,419         5,593,604
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
1.01.01           Available funds                                               1,601,911         2,769,509
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
1.01.01.01        Cash and cash equivalents                                     1,601,911         2,769,509
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
1.01.02           Credits                                                       1,369,305         1,824,627
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
1.01.02.01        Marketable securities                                           459,971           735,380
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
1.01.02.02        Trade accounts receivable                                       395,919           678,991
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
1.01.02.03        Taxes recoverable                                               513,415           410,256
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
1.01.03           Inventories                                                     952,790           859,701
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
1.01.04           Other                                                           291,413           139,767
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
1.01.04.01        Other assets                                                    291,413           139,767
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
1.02              Long term receivables                                         2,831,775         2,705,936
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
1.02.01           Sundry credits                                                2,184,945         2,140,063
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
1.02.01.01        Deposits in court, compulsory deposits and tax                  269,570           256,931
                  incentives
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
1.02.01.02         Advances to employees for purchase of shares                   342,824           324,784
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
1.02.01.03        Deferred income tax and social contribution                   1,572,551         1,558,348
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
1.02.02           Receivables from related parties                                      0                 0
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
1.02.02.01        Associated                                                            0                 0
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
1.02.02.02        Subsidiaries                                                          0                 0
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
1.02.02.03        Other                                                                 0                 0
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
1.02.03           Other                                                           646,830           565,873
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
1.02.03.01        Property, plant and equipment for sale                          187,558           121,549
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
1.02.03.02        Other assets                                                    459,272           444,324
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
1.03              Permanent assets                                              5,658,654         4,081,866
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
1.03.01           Investments                                                   1,856,908           637,323
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
1.03.01.01        Associated companies                                                  0                 0
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
1.03.01.02        Subsidiaries                                                  1,822,391           626,894
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
1.03.01.02.01     Subsidiaries - Goodwill/Negative goodwill (net)               1,822,391           626,894
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
1.03.01.03        Other investments                                                34,517            10,429
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
1.03.02           Property, plant and equipment                                 3,691,412         3,308,354
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
1.03.03           Deferred charges                                                110,334           136,189
-----------------------------------------------------------------------------------------------------------------

(A free translation of the original in Portuguese)	Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2003
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.06    - IDENTIFICATION

--------------------------------------------------------------------------------------------------------------
1 - CVM CODE     2 - COMPANY NAME                           3 - Federal Corporate Taxpayers' Registration
                                                            Number - CNPJ
01811-2          COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV    02.808.708/0001-07
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06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND STOCKHOLDERS' EQUITY (in R$ thousands)
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1 - Code          2 - Description                                          3 - 03/31/2003    4 - 12/31/2002
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2                 Total liabilities and shareholders' equity                   12,705,848        12,381,406
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2.01              Current liabilities                                           2,738,815         2,833,592
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2.01.01           Loans and financings                                          1,031,007           607,378
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2.01.02           Debentures                                                            0                 0
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2.01.03           Suppliers                                                       655,548           789,089
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2.01.04           Taxes, charges and contributions                                658,327           693,795
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2.01.04.01        Income tax and social contribution                              234,102            74,380
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2.01.04.02        Other                                                           424,225           619,415
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2.01.05           Dividends payable                                                10,612           345,709
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2.01.06           Provisions                                                                 0                 0
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2.01.07           Payable to related parties                                            0            76,762
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2.01.08           Other                                                           383,321           320,859
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2.01.08.01        Payroll, profit sharing and related charges                      82,813            59,682
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2.01.08.02        Other liabilities                                               300,508           261,177
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2.02              Long-term liabilities                                         5,284,736         5,339,024
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2.02.01           Loans and financings                                          3,788,041         3,879,279
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2.02.02           Debentures                                                            0                 0
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2.02.03           Provisions                                                    1,097,104           989,257
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2.02.03.01        For contingencies                                             1,097,104           989,257
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2.02.04           Payable to related parties                                        6,783                 0
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2.02.05           Other                                                           392,808           470,488
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2.02.05.01        Deferred taxes on sales                                         291,770           306,892
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2.02.05.02        Other                                                           101,038           163,596
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2.03              Deferred income                                                       0                 0
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2.04              Minority interest                                               128,360            79,143
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2.05              Shareholders' equity                                          4,553,937         4,129,647
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2.05.01           Paid-in capital                                               3,046,244         3,046,244
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2.05.02           Capital reserves                                                 93,939            16,592
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2.05.02.01        Advances for future capital increase                             77,347                 0
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2.05.02.02        Share purchase option premium                                     4,867             4,867
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2.05.02.03        Premium on sale of treasury stock                                11,725            11,725
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2.05.03           Revaluation reserve                                                   0                 0
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2.05.03.01        Own assets                                                            0                 0
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2.05.03.02        Subsidiary/associated companies                                       0                 0
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2.05.04           Revenue reserves                                              1,013,487         1,066,811
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2.05.04.01        Legal                                                           138,253           138,253
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2.05.04.02        Statutory                                                     1,109,104         1,109,104
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2.05.04.02.01     For investments                                                  75,516            75,516
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2.05.04.02.02     Future capital increase                                       1,033,588         1,033,588
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2.05.04.03        For contingencies                                                     0                 0
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2.05.04.04        Unrealized profits                                                    0                 0
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2.05.04.05        Retained earnings                                                     0                 0
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2.05.04.06        Special reserve for undistributed dividends                           0                 0
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2.05.04.07        Other revenue reserves                                        (233,870)         (180,546)
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2.05.04.07.01     Treasury stock                                                (233,870)         (180,546)
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2.05.05           Retained earnings                                               400,267                 0
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(A free translation of the original in Portuguese)	Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2003
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.07    - IDENTIFICATION

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1 - CVM CODE     2 - COMPANY NAME                                   3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01811-2          COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV            02.808.708/0001-07
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07.01 - CONSOLIDATED STATEMENT OF INCOME (in R$ thousands)
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1 - CODE      2 - DESCRIPTION                                                   3 - 01/01/2003 to     4 - 01/01/2003 to     5 - 01/01/2002 to     6 - 01/01/2002 to
                                                                                       03/31/2003            03/31/2003            03/31/2002            03/31/2002
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3.01          Gross sales and/or services                                               3,883,526             3,883,526             3,181,564             3,181,564
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3.02          Deductions                                                              (1,898,333)           (1,898,333)           (1,520,058)           (1,520,058)
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3.03          Net sales and/or services                                                 1,985,193             1,985,193             1,661,506             1,661,506
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3.04          Cost of sales and/or services                                             (982,946)             (982,946)             (823,541)             (823,541)
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3.05          Gross profit                                                              1,002,247             1,002,247               837,965               837,965
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3.06          Operating expenses/income                                                 (205,429)             (205,429)             (638,861)             (638,861)
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3.06.01       Selling                                                                   (309,801)             (309,801)             (323,069)             (323,069)
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3.06.01.01    Marketing                                                                 (166,811)             (166,811)             (197,047)             (197,047)
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3.06.01.02    Direct distribution                                                       (142,990)             (142,990)             (126,022)             (126,022)
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3.06.02       General and administrative                                                (219,711)             (219,711)             (199,922)             (199,922)
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3.06.02.01    Administrative                                                             (96,658)              (96,658)              (90,206)              (90,206)
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3.06.02.02    Management fees                                                             (2,340)               (2,340)               (3,276)               (3,276)
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3.06.02.03    Depreciation, amortization and depletion                                   (94,708)              (94,708)              (67,195)              (67,195)
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3.06.02.04    Provisions for contingencies                                               (26,005)              (26,005)              (39,245)              (39,245)
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3.06.03       Financial                                                                   381,180               381,180             (128,526)             (128,526)
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3.06.03.01    Financial income                                                            431,165               431,165               108,945               108,945
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3.06.03.02    Financial expenses                                                         (49,985)              (49,985)             (237,471)             (237,471)
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3.06.04       Other operating income                                                       60,334                60,334                64,590                64,590
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3.06.05       Other operating expenses                                                  (115,607)             (115,607)              (51,934)              (51,934)
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3.06.06       Equity in the results of subsidiaries                                       (1,824)               (1,824)                     0                     0
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3.07          Operating profit                                                            796,818               796,818               199,104               199,104
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3.08          Non-operating results                                                      (16,420)              (16,420)               (6,200)               (6,200)
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3.08.01       Income                                                                       12,023                12,023                 3,975                 3,975
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3.08.02       Expenses                                                                   (28,443)              (28,443)              (10,175)              (10,175)
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3.09          Income before taxes/profit sharing                                          780,398               780,398               192,904               192,904
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3.10          Income tax and social contribution                                        (207,058)             (207,058)              (55,212)              (55,212)
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3.11          Deferred income tax and social contribution                                (45,319)              (45,319)                87,648                87,648
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3.12          Statutory profit sharing/contributions                                     (11,031)              (11,031)              (24,970)              (24,970)
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3.12.01       Profit sharing                                                             (11,031)              (11,031)              (23,526)              (23,526)
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3.12.01.01    Employees                                                                  (11,801)              (11,801)              (20,296)              (20,296)
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3.12.01.02    Management                                                                      770                   770               (3,230)               (3,230)
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3.12.02       Contributions                                                                     0                     0               (1,444)               (1,444)
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3.13          Reversal of interest on own capital                                               0                     0                     0                     0
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3.14          Minority interest                                                           (8,028)               (8,028)                22,419                22,419
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3.15          Net income for the period                                                   508,962               508,962               222,789               222,789
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              SHARES OUTSTANDING EXCLUDING TREASURY STOCK (in thousands)               38,116,909            38,116,909            38,245,655            38,245,655
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              EARNINGS PER SHARE                                                          0.01335               0.01335               0.00583               0.00583
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              LOSS PER SHARE
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(A free translation of the original in Portuguese)	Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2003
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.08    - IDENTIFICATION

------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE     2 - COMPANY NAME                                  3 - Federal Corporate Taxpayers' Registration Number -
                                                                   CNPJ
01811-2          COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV           02.808.708/0001-07
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08.01 - Comments on Consolidated Performance
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(A free translation of the original in Portuguese)	Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2003
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.09    - IDENTIFICATION

------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE     2 - COMPANY NAME                                  3 - Federal Corporate Taxpayers' Registration Number -
                                                                   CNPJ
01811-2          COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV           02.808.708/0001-07
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08.01 - Comments on Consolidated Performance
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AMBEV REPORTS FIRST QUARTER 2003 RESULTS

São Paulo, May 9, 2003 – Companhia de Bebidas das Américas – AmBev [NYSE: ABV, ABVc and BOVESPA: AMBV4, AMBV3], the world’s fifth largest brewer and Brazil’s leading beverage company, today announced its results for the first quarter 2003 (1Q03). The following financial and operating information, unless otherwise indicated, is presented on a consolidated basis and in Reais in accordance with Brazilian corporate legislation. AmBev’s Brazilian operations comprise the Beer, Soft Drinks and Nanc (Refrige Nanc) Segments and Other Segments. AmBev’s consolidated operations comprise the sum of the Brazilian Operations and the International Operations, which include AmBev’s 40.5% holding in Quinsa and other international operations (notably Venezuela and, exceptionally this quarter, one month of operations, January, of the Southern Cone assets that were transferred to Quinsa as from February). Comparisons, unless otherwise specified, refer to the first quarter of 2002 (1Q02).

OPERATING AND FINANCIAL HIGHLIGHTS

|X| EBITDA for the Brazilian operations grew by 25.1% to R$ 637.2 million; EBITDA margin grew by 340 basis points to 35.9%, despite the strong devaluation of the local currency

|X| AmBev’s consolidated EBITDA reached R$ 677.1 million, 26.1% higher than pro-forma first quarter 2002 |X| Brazilian beer market share increased to 69.4% in March compared to 67.1% in December 2002 |X| Brazilian beer sales volume grew 5.4%; net sales/hl rose 8.7% to R$ 100.7 |X| Net sales of the Brazilian operations grew 13.2%, reaching R$ 1,776.6 million |X| While overall soft drink sales declined by 4.0%, our core portfolio grew 7.0%; net sales/hl increased by 21.2% to R$ 67.6; Pepsi Twist already accounts for 12.0% of our soft drink sales mix

|X| Out of our target to reduce costs and expenses in real terms by between R$ 150.0 - R$ 200.0 million in 2003, the company reduced cost of sales and general and administrative expenses excluding depreciation by R$ 76.3 million and R$ 78.5 million, respectively, in 1Q03 compared to 1Q02.

|X| Earnings per thousand shares was R$ 1.34, or US$ 0.38, for the first quarter

Table 1: Financial Highlights                                                                                       %

R$ millions                                                              1Q03                1Q02*                change
AmBev - Brazilian Operations *
Net Sales                                                                1,776.6           1,569.3                 13.2%
Gross Profit                                                               902.8             798.9                 13.0%
EBIT                                                                       484.9             356.1                 36.1%
EBITDA                                                                     637.2             509.5                 25.1%
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--------------------------------------------------------------------------------------------------------------------------------
AmBev - Consolidated
Net Sales                                                                1,985.2           1,783.9                 11.3%
Gross Profit                                                             1,002.2             890.7                 12.5%
EBIT                                                                       498.7             365.6                 36.8%
EBITDA                                                                     677.1             537.2                 26.1%
Net Income                                                                 509.0                NA                    NM
Earnings per thousand shares (R$)                                           1.34                NA                    NM
Earnings per thousand shares (US$ )                                         0.38                NA                    NM
--------------------------------------------------------------------------------------------------------------------------------

Amounts may not add due to rounding. NA Not Available. NM Not Measurable. Average exchange rate for 1Q03 is RS3.49=US$ 1.00 and for 1Q02 is R$ 2.35=US$ 1.00. Total number of shares as of March 31, 2003 = 38,620,729,743. Shares in treasury on the same date amounted to 503,821,239 including shares held by CBB in treasury. Per share calculations are based on number of existing shares minus shares in treasury. * Pro-forma.

Comments from Marcel Telles, Co-Chairman of AmBev's Board of Directors:

“Once again AmBev’s Brazilian Operations reported two digit EBITDA growth. Despite the significant devaluation of the local currency in the last 12 months with its impact on dollar-linked variable costs and the increase in taxation, EBITDA grew by 25.1%. Such performance is evidence again of the successful execution of our long-term strategy. On the revenue management front, we continue to successfully shift our mix towards higher margin contribution products such as: Skol and Bohemia in the beer segment and Guaraná and Pepsi in the soft drinks segment. We are also evolving in our strategy to improve distribution and execution at our sales outlets. For instance, we installed close to 27,000 new coolers up to April, as part of our strategy to improve execution and domination at our sales points. On the costs and expenses front, we continue to work hard to improve our performance on a daily basis to become the most cost efficient producer. As part of our commitment to generate savings in real terms between R$ 150.0-R$ 200.0 million in 2003, we achieved R$ 76.3 during the quarter in cost reductions (COGS) and R$ 78.5 million in general and administrative expenses savings, partially offsetting the impact of the devaluation of the currency (48.5% using the average exchange rate) and inflationary pressures (IPCA reached 15.4% in the quarter). It is worth mentioning that this solid performance was already expected to be concentrated in the first half of 2003, and that we are not changing our original commitment at this moment.

Contrary to our initial expectations of increasing beer sales volume by approximately 10.0% in the first quarter of 2003, bad weather in March negatively impacted expectations, resulting in a 5.4% growth compared to the 1st quarter 2002. After reporting growth of 11.6% in the first two months of 2003 compared to the 1st quarter 2002, lower average temperatures in March resulted in a 6.2% decline in volume in relation to the same month of 2002. Sales volume of draft beer, for instance, which is highly impacted by weather, declined by close to 22.0% in March compared to 1st quarter 2002. During that month, average temperatures in Brazil were below the average temperatures in the same month for the last four years. The good news is that sales volume in April 2003 was up 3.4% and we remain confident in reaching our volume goals for the year. AmBev has the right tools and the proper people to reach its long-term objectives.

Regarding International Operations, we are very satisfied with our performance and enthusiastic with the perspectives. International operations generated an EBITDA of R$ 39.9 million in the quarter, with Quinsa’s proportional consolidation contributing with R$ 39.2 million. We remain confident that the combination of the best people and best practices between Quinsa and AmBev should generate significant synergies not only as regards cost and expenses aspects, but also on the management of sales.”

IMPORTANT NOTES in relation TO DISCLOSURE POLICY

Consolidation of Quinsa: First quarter 2003 consolidated results for the first time include the proportional consolidation of Quinsa results, as the strategic alliance between AmBev and Quinsa was concluded on January 31, 2003. Quinsa’s results, as discussed in the International Operations segment, includes two months – February and March – of operations, including AmBev’s Southern Cone assets that were transferred to Quinsa as part of the transaction. AmBev’s consolidated results include, line by line, its 40.5% economic interest in Quinsa. To facilitate comparability, we prepared a pro-forma consolidated statement of income for first quarter 2002 up to EBITDA based on the same criteria.

Operating Performance by Business Segment: From the first quarter 2003 onwards AmBev’s quarterly results will be grouped in four segments, namely: Brazilian Beer; Brazilian Refrige Nanc (Soft Drinks Nanc), Other Products and International Operations. An analysis of the first three segments provides information about the Brazilian operations (AmBev Brazil), whilst an analysis of International Operations provides a global vision about our investment in Quinsa and our other international operations (mainly Venezuela and in the future also Guatemala and Peru; moreover, exceptionally this quarter includes one month – January – of operations of the Southern Cone assets). We believe that this new disclosure policy is important given the different operating environments between Brazil and the other countries where we operates. It is important to mention that the impact of this change is very small. In order to reflect this change, the EBITDA of R$ 513.9 million that AmBev originally reported in 1Q02 was reduced by only R$ 4.4 million (less than 1.0% of reported EBITDA in 1Q02). This R$ 4.4 million EBITDA difference was transferred to the segment Other International Operations.

On the other hand, as already communicated to the market in our fourth quarter press release and conference call, the Brazilian Soft Drinks segment was combined with the Brazilian Nanc (non-alcoholic non-carbonated beverages) segment in first quarter 2003. In order to assure comparability, we are providing pro-forma data for first quarter 2002. As a result of this change, we are also adjusting the Other Products Brazil segment for first quarter 2003 and the year ago quarter. We apologize for these changes, but we expect they will facilitate disclosure in the future.

OPERATING PERFORMANCE BY BUSINESS SEGMENT

Brazilian Beer Segment

EBITDA in the Brazilian Beer segment reached R$ 580.5 million in first quarter 2003, a 23.8% over first quarter 2002. AmBev’s strong performance is the result of: 1) sales increase; 2) the successful strategy of partially compensating the increase in variable costs associated with the strong devaluation of the local currency – the average exchange rate was R$ 3.49 in 1Q03 versus R$ 2.35 in 1Q02, implying a 48.5% devaluation – and inflationary pressures (IPCA reached 15.4%); and 3) a reduction in general and administrative expenses.

Net sales rose by 14.5% to R$ 1,417.0 million from R$ 1,237.2 million in 1Q02. Net sales per hectoliter reached R$ 100.7, up 8.7% from R$ 92.7 in 1Q02 and volume rose by 5.4%. The increase in net sales per hectoliter is not only a consequence of the price adjustment that occurred in late October 2002 to compensate the effect of higher dollar-linked variable costs, but also the result of other strategic sales management initiatives implemented. In line with AmBev’s strategy to improve sales and profitability, the sales mix continues to improve. In the mainstream segment, Skol accounted for 57.0% of volume during the quarter versus 54.0% in 1Q02.

Sales growth of the Bohemia super premium brand continues to exceed the growth of our mainstream brands, and Skol Beats, whose contribution margin is twice as high as Bohemia’s, continues to perform well.

Notwithstanding, there was also an increase in direct distribution, which represented 27.8% of sales this quarter, versus 25.9% in 1Q02. Despite the positive performance of sales per HL in relation to 1Q02, in comparison with 4Q02 there was a 1.3% decline, attributed primarily to higher taxation (the full impact of the increase in taxes was perceived during the quarter, which was not the case in 4Q02; moreover, some States also raised taxes in the quarter). Also, net sales per HL were also negatively impacted by a change in the sales mix favoring returnable bottles (lower sales per HL, but higher profitability) and lower direct sales relative to 4Q02 – 29.4% versus 27.8% in 1Q03.

Sales volume grew by 5.4%, but fell short of AmBev’s initial expectations due to bad weather in March, as already discussed. The good news is that sales in April 2003 were up 3.4%, increasing our confidence that the targets for 2003 will be met. As expected, market share in March grew reaching 69.4% versus 67.1% in December 2002.

Cost of sales per hectoliter excluding depreciation increased by 14.1% to R$ 39.7. This increase is mainly a consequence of: 1) the devaluation of the Brazilian currency in the last twelve months; 2) the price increase of some dollar-denominated commodities (notably corn); and 3) to a lower extent the increase in indirect production costs (e.g. electricity and petrol). The impact of these factors was partially compensated by strategy and AmBev’s commitment to reduce cost of sales and expenses in real terms by between R$ 150.0 million and R$ 200.0 million in 2003 (discussed in detail later on), by the price reduction of some dollar-denominated commodities (hops and aluminum) and, to a lesser degree, the inventory carry-over effect.

Selling, general and administrative expenses (SG&A including direct distribution and depreciation) totaled R$ 341.5 million in the quarter, 5.1% lower than the R$ 360.0 million reported in first quarter 2002. The reduction in these expenses is the result of a combination of factors, namely: 1) lower expenses for promotions in supermarkets; 2) higher marketing rebates from distributors; 3) lower allowance for doubtful accounts; 4) lower than expected sales volume, which resulted in lower allocation of marketing expenses in the quarter given the seasonality curve; and 5) savings arising following the introduction of the Shared Services Center. Depreciation and amortization increased 13.2% due to continued investments in direct distribution and installation of new coolers.

EBIT totaled R$ 457.3 million, 35.7% higher then the R$ 336.9 million reported in 1Q02. EBIT margin was 32.3%, 504 basis points above the 27.2% in first quarter 2002. EBITDA increased 23.8%, reaching R$ 580.5 million with an EBITDA margin of 41.0%. Brazilian beer EBITDA represented 91.1% of the total EBITDA of Brazilian operations versus 92.0% in first quarter 2002. Considering AmBev’s total consolidated EBITDA (Brazilian Operations + International Operations), Brazilian beer EBITDA represented 85.7% in first quarter 2003.

Refrige Nanc

Note: As previously mentioned, as from first quarter 2003 AmBev started to combine Brazilian Soft Drinks and Non-Alcoholic Non-Carbonated Beverages (Nanc) in the same segment. The first quarter 2002 was adjusted accordingly. However, in order to facilitate an analysis of the events of the quarter, we disclose the two operations separately.

Soft Drinks

Profitability continues to improve as a result of AmBev’s strategy to focus on the right products, at the same time concentrating sales on higher value added products. EBITDA in the quarter reached R$ 35.7 million, a 66.5% increase. EBITDA margin in the quarter reached 12.6%, 379 basis points above 1Q02. Despite a significant devaluation of the local currency in the last 12 months and the increase in some costs (notably sugar), profitability was positively affected by AmBev’s strategy to reduce the price gap in relation to the market leader and its focus on the Guaraná and Pepsi portfolios.

In the first quarter, sales volume declined by 4.0%. However, sales of Guaraná Antarctica and Pepsi rose 7.0% relative to 1Q02. Market share in the soft drinks segment declined slightly to 15.8% in March 2003, down 20 basis points versus 4Q02. However, market share of Guaraná Antarctica at 8.0% this first quarter was slightly up relative to December 2002, and Pepsi’s share grew to 5.3% from 4.8% due to the Pepsi Twist effect.

Net sales per hectoliter in the quarter grew 21.2% to R$ 67.6. Compared to 4Q02, net sales per HL rose by 4.8% as we accompanied the price increase implemented by our competitor.

Cost of sales per hectoliter, excluding depreciation, increased by 28.6% to R$ 46.7, mainly the results of the increase in dollar-linked costs (notably sugar and PET Resin), following the strong devaluation of the local currency in the last 12 months and, to a lesser degree to the increase in other indirect production costs (e.g. electricity and oil). It is important to emphasize that AmBev’s strategy to reduce costs and expenses by between R$ 150 and R$ 200 million in 2003 relative to 2002 (70% - 80% in cost of sales) partially mitigated these negative factors.

Selling, general and administrative expenses (including direct distribution and depreciation) reached R$ 70.3 million in the quarter, practicably stable relative to the R$ 69.6 million in first quarter 2002. A decline in selling expenses (marketing and commercialization) compensated the effect of the increase in depreciation.

EBIT for the segment this quarter was R$ 9.4 million, up 62.8% from R$ 5.8 million last year. EBITDA was R$ 35.7 million compared to R$ 21.4 million in first quarter of 2002.

Non-Alcoholic Non-Carbonated Beverages (Nanc)

NANC net sales rose 6.2% to R$ 39.2 million in the quarter versus R$ 36.9 million in first quarter 2002. Although volume declined by 11.9%, mainly due to a drop in sales of Marathon and Lipton Ice tea, better prices per HL compensated this effect.

EBITDA reached R$ 5.1 million in first quarter 2003, compared to a negative EBITDA of R$ 0.1 million in first quarter 2002. This positive result was caused primarily by Gatorade.

Other Products Brazil

Note: As previously mentioned, starting in first quarter 2003 AmBev decided to move Nanc from the Other Products segment to the Refrige / Nanc segment. The data discussed below for 1Q03 and 1Q02 was adjusted accordingly.

This segment is composed of malt sales to third parties and by-products sales. Net sales for first quarter 2003 amounted to R$ 37.0 million, 28.4% below the same period last year, basically due to the removal of Bavaria from our portfolio. EBITDA for this segment was R$ 16.0 million versus R$ 19.2 million in first quarter 2002. The decline in EBITDA is related to lower sales of malt to third parties.

/ International Operations

Note: As previously mentioned, starting in first quarter 2003 AmBev’s International Operations reflect its proportional holding (40.5%) in Quinsa as well as AmBev’s other international operations, notably Venezuela and in the future Guatemala and Peru. With the strategic alliance between AmBev and Quinsa concluded on January 31, 2003, the results discussed below include two months of operations – February and March – of AmBev’s Southern Cone beer assets that were transferred to Quinsa. Exceptionally this quarter, AmBev’s other international operations include one month of operations – January – of the Southern Cone assets.

Quinsa Beer

Quinsa’s beer volumes reached 2,613,000 hectoliters in first quarter 2003 representing a 1.9% growth. Although the comparison basis (1Q02) in Argentina is low, sales were up by approximately 5.5%, evidencing that the situation continues to improve after bottoming out in 2002. Sales volumes in Bolivia were also up by 15.4%, despite the unfavorable economic environment. On the other hand, sales volumes in Paraguay and Uruguay continue to negatively impact overall sales volumes, basically still as a consequence of the spill over effect of the Argentinean situation.

Net sales in first quarter 2003 reached US$ 37.8 million, practically stable relative to 1Q02. Despite the significant devaluation of some currencies (notably Argentina), the combination of local price increases approximately in line with inflation and in some cases above inflation, and an improvement in the sales mix resulted in net sales per HL almost stable at US$ 31.9 in first quarter 2003. In Argentina, for instance, management initiatives for sales are already producing good results, as evidenced by the repositioning of the price of the Brahma brand and the increase in sales of the higher margin contribution Quilmes Cristal brand vis-à-vis other brands.

Gross margin of the Beer segment improved to 53.0% in first quarter 2003 from 48.3% in first quarter 2002. The improvement is primarily related to abnormally high inventory costs in 1Q02. As Quinsa’s functional currency is the U.S. dollar, after the devaluation of the Argentinean Peso in 2002, the company was carrying expensive inventories, given that they were formed before the devaluation. In general, Quinsa’s cost of sales in 1Q02 was abnormally high and this situation normalized during first quarter 2003.

SG&A, excluding depreciation, as a percentage of net sales declined to 30.4% in first quarter 2003 from 30.9% in first quarter 2002. This decline is a result of expense savings related to the integration of the soft drinks and beer businesses (except for the sales force, the remaining structure was integrated) and lower payroll expenses.

EBITDA for Beer reached US$ 11.1 million (R$ 37.1 million) in first quarter 2003 versus a pro-forma of US$ 8.6 million (R$ 29.0 million) in the prior year quarter. EBITDA margin reached 32.8% versus 26.1% in first quarter 2002. In local currency, EBITDA for the segment represented 5.4% of AmBev’s consolidated EBITDA.

Quinsa Soft Drinks

Quinsa’s soft drinks volume reached 1,028,000 HL in first quarter 2003 representing a 0.9% growth. Although volume growth is weak, especially when considering the low comparison basis, it is important to note that growth is concentrated on higher added value brands such as Seven-Up and Pepsi, where Quinsa concentrated its efforts, and therefore its brand mix improved significantly.

Net sales in first quarter 2003 reached US$ 10.0 million, practically stable relative to first quarter 2002. Net sales per HL in U.S. dollars reached US$ 24.1 in first quarter 2003, slightly lower (1.7%) than in first quarter 2002. In nominal terms prices increased above inflation. However, given the significant devaluation of the currency, revenue per HL in U.S. dollars declined. The company maintains its strategy of focusing on A-Brands and product innovations (e.g. sales of returnable 1.25 liter bottles continue to progress), which should continue to impulse the sales increase in local currency.

Gross margin of soft drinks slightly improved to 28.9% in first quarter 2003 from 28.3% in the prior year quarter, as the result of the strategy to increase products that contribute higher margins and the normalization of inventory costs in Argentina, already mentioned in the Beer segment. SG&A expenses excluding depreciation as a percentage of sales decreased to 27.4% in first quarter 2003 from 35.1% in first quarter 2002. As discussed above, the decline in these expenses is a result of savings related to the integration of the soft drinks and beer businesses.

EBITDA for soft drinks was US$ 0.6 million (R$ 2.1 million) in first quarter 2003 versus a pro-forma loss of US$ 0.4 million (R$ 1.30 million) in the prior year quarter. EBITDA margin reached 6.3% versus negative 3.8% in first quarter 2002. EBITDA for the segment in local currency represented less than 1.0% of AmBev’s consolidated EBITDA.

We remain confident that the operation with Quinsa will result in synergies of about 30% of the combined EBITDA in Quinsa’s markets, principally in the areas of: 1) logistics; 2) personnel; 3) marketing; 4) sales; 5) global purchases; and 6) adoption of best practices at both companies and sales management.

Other International Operations

Sales volume in Venezuela dropped by 37.7% in first quarter 2003 relative to first quarter 2002. Operations continue to be negatively impacted by the economic environment prevailing in the country, as evidenced by the national strike between December 2002 and February 2003. As a consequence of this weak sales performance and despite an increase in prices in local currency by approximately 40% at the end of February to compensate higher costs, net sales declined 42.0% to US$ 11.4 million. However, as part of the strategy to keep a tight grip on costs and expenses, profitability improved. First quarter EBITDA in Venezuela was US$ 0.3 million. Direct sales represented 83.4% of total sales, compared to 80.1% in first quarter 2002. Market share in Venezuela was 7.0% in March 2003.

AMBEV - CONSOLIDATED RESULTS

Consolidated Results: In this section we discuss AmBev operations in Brazil and also include comments on the effect of International Operations. The combination of AmBev Brazil and International Operations provides AmBev’s consolidated results. Statements of income are prepared for AmBev Brazilian as well as for AmBev’s consolidated operations (including International Operations).

Table 2: Geographical                                                      Definition
AmBev Brazil (1)                                       Beer Brazil + Refrige Nanc Brazil + Other Products
International Operations (2)        2 months of Quinsa (inc. South Cone)(b) + 1 month of South cone + 3 months of Venezuela
AmBev Consolidated=(1)+(2)                                                   -----
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(b) South Cone stands for AmBev’s beer and soft drinks operations in Argentina, Uruguay and Paraguay. These operations were carried out by AmBev until January 2003, being transferred to Quinsa after conclusion of the strategic alliance.

Net sales for the Brazilian operations during the quarter rose 13.2% to R$ 1,776.6 million due to a combination of higher sales volume in the beer business and an increase in net sales per HL for beer and soft drinks. These increases are not only the result of higher prices, but also a consequence of AmBev’s sales management initiatives, which include an improvement in the sales mix in the mainstream beer segment, in the super premium segment and, also an increase in sales of AmBev’s leading soft drinks. Sales also benefited from an increase in direct distribution.

Net sales for international operations declined 2.8%, basically as a consequence of the difficult economic situation in Venezuela.

Consolidated net sales reached R$ 1,985.2 million in first quarter 2003, up 11.3% relative to first quarter 2002.

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Net Sales                                                                                                               %
R$ millions                                                                   1Q03                1Q02               Change
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--------------------------------------------------------------------------------------------------------------------------------
Beer Brazil                                                                   1,417.0             1,237.2              14.5%
Soft Drinks and NANC                                                            322.5               280.4              15.0%
Others                                                                           37.0                51.7             -28.4%
Total Brazilian Operations                                                    1,776.6             1,569.3              13.2%
International Operations                                                        208.6               214.6              -2.8%
TOTAL - AmBev Consolidated                                                    1,985.2             1,783.9              11.3%
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Amounts may not add due to rounding. Sales for International Operations include one month of operations of AmBev’s Southern Cone Assets, three months of operations in Venezuela, and Quinsa’s proportional consolidation for the months of February and March.

Cost of Sales

Total cost of sales, excluding depreciation, for the Brazilian Operations increased by 18.4% to R$ 804.2 million in first quarter 2003 versus R$ 679.4 million in the prior year quarter (on a per hectoliter basis, total cost of sales excluding depreciation was R$ 43.1, 15.2% higher than first quarter 2002). Raw material cost per hectoliter increased 12.2% and packaging cost 13.1%. Also, the company experienced an increase in other costs, including fuel and energy.

The major contributor to the increase in COGS was the impact of the strong devaluation of the currency on dollar-linked costs and to a lesser degree, inflationary pressures. Currency devaluation has a natural negative impact on dollar-linked raw materials, such as malt and hops for beer and sugar for soft drinks, and packaging costs (PET and aluminum), while inflation pressures some local currency costs. These effects combined could have impacted our COGS excluding depreciation by R$ 191.4 million. Adding to this amount the actual effects of the change in our mix, COGS excluding depreciation would have increased by an additional R$ 9.7 million to R$ 201.1 million. However, the effective COGS excluding depreciation increased by R$ 124.7 million in absolute terms. This results from the fact that the company already started to capture the R$ 150.0-R$ 200.0 million savings in real terms – discounting the devaluation of the currency and inflation -- projected for the year. Out of this amount, during the first quarter 2003 the company was able to capture real cost savings of R$ 76.3 million (the difference between the theoretical cost increase of R$ 201.1 million and the COGS excluding depreciation of R$ 124.7 million) through several initiatives, which include: 1) reduction of prices of raw material, packaging and basic inputs through negotiation, development of new national and international suppliers, movement of products, and the use of alternative / substitute materials; 2) review / change of specifications to reduce costs while keeping high quality standards; 3) reduction of fixed costs through centralization and optimization of plant activities; 4) a 7.5% increase in the efficiency of the packaging lines through better maintenance and management; and (5) a reduction in direct labor costs of 18.1% per annum due to adjustments to the operating structure at the plants, higher efficiency, and lower personnel turnover.

Depreciation per hl declined by 25.6% in the quarter as the result of the closing of some lines and soft drinks plants during 2002. It is worth mentioning that in first quarter 2003, we produced practically the same volume of soft drinks and NANCs as in first quarter 2002 despite having closed three soft drinks plants during 2002.

Total COGS for international operations declined by 11.1% during the quarter, basically as a consequence of the reduction in COGS in Quinsa’s operations.

Consolidated COGS reached R$ 982.9 million in the quarter, up 10.0% relative to the same quarter of 2002. Consolidated COGS per HL increased by 7.9%.

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 Cost of Sales Breakdown                                                                                               %
 R$ /hl                                                                        1Q03               1Q02               Change
-----------------------------------------------------------------------------------------------------------------------------------
 Brazilian Operations
   Raw Material                                                                13.0                11.6                12.2%
   Packaging                                                                   20.8                18.4                13.1%
   Labor                                                                        2.5                 3.1               -18.0%
   Depreciation                                                                 3.7                 5.0               -25.6%
   Other                                                                        6.8                 4.4                55.4%
   Total - Brazilian Operations                                                46.9                42.5                10.4%
   Cost of Goods Sold Excluding Depreciation (Brazil)                          43.1                37.5                15.2%
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   International Operations                                                    55.5                59.7                -7.0%
   TOTAL - AmBev Consolidated                                                  47.7                44.2                 7.9%
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Amounts may not add due to rounding. COGS for international operations include one month of operations for Southcone assets, three months of operations for Venezuela, and the consolidated proportion of Quinsa for the months of February/March.

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 Cost of Sales Breakdown                                                                                               %
 R$ millions                                                                 1Q03                1Q02              Change
-----------------------------------------------------------------------------------------------------------------------------------
 Brazilian Operations
   Raw Material                                                               243.2               211.0                15.3%
   Packaging                                                                  387.6               333.5                16.2%
   Labor                                                                       47.1                55.9               -15.7%
   Depreciation                                                                69.6                91.0               -23.5%
   Other                                                                      126.3                79.1                59.7%
   Total - Brazilian Operations                                               873.8               770.3                13.4%
   Cost of Goods Sold Excluding Depreciation (Brazil)                         804.2               679.4                18.4%
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 International Operations                                                     109.1               122.8               -11.1%
 TOTAL -- AmBev Consolidated                                                  982.9               893.2                10.0%
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Amounts may not add due to rounding. COGS for international operations include one month of operations for Southcone assets, three months of operations for Venezuela, and the consolidated proportion of Quinsa for the months of February/March.

Operating Expenses

Selling, General and Administrative Expenses

Selling, general and administrative expenses (SG&A) of the Brazilian operations in the quarter were 5.6% below 1Q02. The major contributor for the decline was a significant reduction in selling expenses, which totaled R$ 122.2 million, a reduction of 33.1% (R$ 60.4 million) relative to 1Q02. This decline is a consequence of: 1) lower expenses for promotions in supermarkets resulting from new agreements with some chains and more efficient investments; 2) higher merchandising rebates from third-party distributors, given the volume increase; 3) a reduction in expenses for our annual conference with third party distributors; 4) lower allowance for doubtful accounts; and 5) a decline in marketing expenses due to the lower allocation of marketing expenses in the quarter given the lower than expected volumes (R$ 4.0 million approximately). Administrative expenses fell 4.5% (or R$ 3.8 million) to R$ 81.6 million still as a consequence of the introduction of the Shared Services Center.

It is worth mentioning that out of the R$ 64.2 million decline in SG&A without depreciation, approximately R$ 27.0 million could come to be expensed in the future. The difference (R$ 37.2 million), is the result of the company’s commitment to reduce COGS and SG&A in real terms by between by R$ 150.0-R$ 200.0 million in 2003. Adding the impact of inflation to this amount, the decline in SG&A expenses is R$ 78.5 million in real terms. It is important to note that the decline in these expenses was already expected to be concentrated in the first half of 2003 since expenses in the first half of 2002 were elevated.

SG&A expenses for International Operations were 2.8% above the same quarter last year.

Depreciation and amortization for the Brazilian operations rose 31.9% to R$ 82.8 million due to the expansion of our direct distribution network and coolers placed at strategically located and high volume points of sale. Up to April, close to 27,000 new coolers were installed.

Depreciation expenses for International Operations were 55.4% above the same quarter last year.

Consolidated SG&A reached R$ 503.5 million in the quarter, down 4.3% relative to the same 2002 quarter.

Direct Distribution Expenses

Direct distribution for Brazilian operations represented 33.0% of total sales volume during the quarter, compared to 32.4% during 1Q02. Direct distribution expenses in Brazil were R$ 131.4 million in the quarter, or 17.3% above 1Q02. Direct distribution cost per hectoliter reached R$ 21.6 in the quarter, 14.9% above the R$ 18.8 per hectoliter in 1Q02. The increase in direct distribution costs per HL is mainly due to higher freight costs and also the increase in sales to bars and restaurants, which have a higher distribution cost per HL compared to distribution to supermarkets.

Direct distribution costs for International Operations remained almost stable at R$ 11.6 million.

Consolidated direct distribution costs reached R$ 143.0 million in the quarter, up 15.7% on 1Q02 due to the factors discussed above.

Provision for Contingencies

First quarter provisions for the Brazilian operations totaled R$ 18.3 million. This amount is mainly composed of a R$ 13.0 provision for the COFINS tax related to a dispute regarding whether financial income is subject to this tax. Provisions for contingencies for International operations totaled R$ 7.7 million related to taxes due in Argentina.

Other Operating (Expenses) Income, Net

Net other operating expenses for the Brazilian operations during the quarter totaled R$ 77.0 million. This amount is mainly composed of R$ 67.2 million of the foreign exchange variations on AmBev’s investments in international operations – Quinsa contributed with R$ 43.1 million, while the other international operations (Venezuela and AmBev’s malt plants) made up the difference - as the Brazilian currency appreciated during the quarter, and R$ 49.5 million of goodwill amortization (Antarctica, Cympay, Salus and Quinsa). These negative effects were partially compensated by a R$ 39.4 million gain related to tax incentives that some of AmBev’s subsidiaries realized.

Regarding International Operations, there was a R$ 21.7 million gain attributed to the effect of the appreciation of some currencies, notably the Argentinean Peso, vis-à-vis the U.S. dollar, which resulted in a positive effect in the value of our investments when converted into local currency.

Financial Income and Expenses, Net

The exposure of AmBev’s Brazilian operations to foreign currency fluctuations remains fully protected by hedging transactions, which involve investments in U.S. dollar-linked assets, as well as the use of swaps and derivatives. As was the case in 4Q02, the exchange coupon for securities maturing in 2008 decreased from 21.7% p.a. to 14.2% p.a. during 1Q03 and the exchange coupon for securities maturing in 2004 from 20.5% p.a. to 8.8% p.a. during 1Q03, causing a significant gain when marking these securities to market.

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Breakdown of Net Financial Result
R$ millions                                                               1Q03                  1Q02
Financial income
      Financial income on cash and cash equivalents                         62,743                80,415
      Foreign exchange gains (losses) on assets                           (25,691)                 1,672
      Swap and forward activities                                          298,018                10,713
      Interest on taxes, contributions and deposits                         20,094                 6,511
      Other                                                                 40,777                 9,383
      Total - Brazilian Operations                                         395,942               108,694

Financial expense
      Interest on local currency debt                                       34,444                26,114
      Interest on foreign currency debt                                     77,191                71,995
      Foreign exchange losses (gains) on debt                            (171,333)               (3,724)
      Taxes on financial transactions                                       20,999                22,649
      Swap and forward activities                                           22,783                25,579
      Other                                                                 54,100                25,103
      Total - Brazilian Operations                                          38,184               167,716

Net financial result - Brazilian Operations                                357,758              (59,022)
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Net financial result--International Operations                               23,421                   NA
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Total AmBev Consolidated                                                   381,180                    NA
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Financial assets were marked to market.
Amounts may not add due to rounding.

In first quarter 2003, net financial income for the Brazilian operations totaled R$ 357.8 million, compared to a net financial expense of R$ 59.0 million in first quarter 2003. The positive result in first quarter 2003 is the effect of marking U.S. dollar denominated securities to market as the coupon fell significantly, generating a gain of approximately R$ 350.0 million. Net financial results for International operations reached R$ 23.4 million in the quarter.

Regarding our capital structure, given the closing of the Quinsa transaction on January 31, 2003, which resulted in a cash outflow of approximately US$ 400 million, the net debt of Brazilian operations increased to R$ 2,432.0 million in first quarter 2003 from R$ 981.8 million on December 31, 2002. However, despite this increase in indebtedness AmBev continues with a solid credit profile, evidenced by its investment rating in local currency.

Considering the Brazilian operations, the average cost of local currency short and long-term debt was 12.6% and 8.5%, respectively. Local currency debt remains comprised principally of fundings from the Brazilian development bank BNDES. Similarly, the average cost of our short and long-term foreign currency debt was 10.6% and 9.7% in dollar terms, respectively. Foreign currency debt is made up principally of the Senior Notes and the Syndicated Loan, both issued in 2001.

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Debt Position - Brazilian Operations                                    Local Currency     Foreign Currency          Total
R$ millions
-----------------------------------------------------------------------------------------------------------------------------------
Short-Term Debt                                                                324.6               228.6                553.2
Long-Term Debt                                                                 742.9             2,975.7              3,718.6
Total                                                                        1,067.5             3,204.3              4,271.8
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Cash and Marketable Securities                                                                                        1,839.8
Net Debt                                                                                                              2,432.0
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Consolidated Balance Sheet

Including our proportional holding in Quinsa and the operations in Venezuela in the balance sheet, consolidated net debt was R$ 2.757,2 million in the first quarter 2003. Short-term debt reached R$ 1,031.0 million and long-term debt R$ 3,718.0 million. Annualized net debt to EBITDA (using 1Q03 consolidated EBITDA as the base) was approximately 1.0.

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Debt Position - AmBev Consolidated                                         Local         Foreign Currency        Total
R$ millions                                                               Currency
------------------------------------------------------------------------------------------------------------------------------
Short-Term Debt                                                              324.6              706.4            1,031.0
Long-Term Debt                                                               742.9            3,045.1            3,788.0
Total                                                                      1,067.5            3,751.5            4,819.0
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Cash and Marketable Securities                                                                                   2,061.9
Net Debt                                                                                                         2,757.2
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Net Income

Net income for Brazilian operations reached R$ 467.6 million versus R$ 281.9 million in first quarter 2002. Consolidated net income, which is the basis for the calculation of annual dividends, reached R$ 509.0 million. Consolidated earnings per thousand shares (based on total numbers of shares minus shares not entitled to dividends) were R$ 1.34/US$ 0.38 in first quarter of 2003.

Consolidated net income was also affected by:

o Non-Operating Expense/Income, Net

During first quarter 2003, consolidated net operating expenses amounted to R$ 16.4 million, comprised mainly of a R$ 16.3 million loss on operations in Brazil arising on sale of assets and the write-down of the book value of some equipment.

o Income Tax and Social Contribution

The amount provisioned for income tax and social contribution during the quarter was R$ 252.4 million and is a consequence of AmBev’s strong operating performance and significant financial gains due to the decrease in the coupon. Taxation of Brazilian operations totaled R$ 246.3 million.

o Profit Sharing and Contributions

In the first quarter 2003, the consolidated provision for profit sharing amounted to R$ 11.0 million and is attributed to AmBev’s Brazilian operations. This is simply a provision and is based on expectations that the company will achieve the corporate goals for 2003.

o Minority Interest

On a consolidated basis, minority shareholders in our subsidiaries shared in gains of R$ 8.0 million in the first quarter of 2003. Gains were due principally to the positive performance of our international operations.

RECENT DEVELOPMENTS

Standard and Poor's Upgrades AmBev's Local and Foreign Currency Ratings

On April 29, 2003, Standard and Poor’s (S&P), mentioning improvements in Brazil’s macroeconomic scenario, changed the perspective for ratings of Brazilian companies including AmBev from negative to stable. AmBev’s local currency rating passed from BBB/Negative to BBB/Stable, and in foreign currency from B+/Negative to B+/Stable.

Minutes of the Ordinary and Extraordinary Shareholder's Meetings of AmBev

On April 25, 2003, the Ordinary and Extraordinary Shareholder’s Meetings were held cumulatively. The shareholders representing more than two thirds of the voting capital stock, decided 1) at the Ordinary Shareholder’s Meeting: (i) to approve the Annual Report and the Management Accounts, as well as the financial statements for the year ended December 31, 2002, (ii) to ratify the appropriation of the net income shown in these financial statements, changing only the appropriation of R$ 853,215,871.87 originally appropriated as a credit to the account Reserve for Capital Increase, destining this amount to the account Reserve for Investments prescribed in the company’s bylaws, as well as to ratify the distribution of results approved by the Board of Directors; (iii) to ratify the global amount of compensation paid to company administrators in the year 2002, as consigned in the financial statements, and to fix the global amount of their monthly compensation for the year 2003 (iv) to determine the installation of a Statutory Audit Committee of the company for the current year of 2003 and appoint the effective members. 2) at the Extraordinary Shareholder’s Meeting: (i) to verify the increase of the capital stock of the company of R$ 77,347,438.25, increasing to R$ 3,123,591,036.77, through the issuance of 259,007,457 preferred shares for private subscription, exclusively to comply with the provisions of the company’s Stock Option Plan; (ii) to approve the cancellation of 342,917,288 shares held in treasury, being 60,049,307 common shares and 282,867,981 preferred shares, without reducing capital stock; (iii) in light of the above determinations, to modify the caput of Article 5 of the company’s bylaws; (iv) to approve the consolidation of the company’s bylaws, due to the alteration mentioned above; and (v) to authorize management to take all measures needed to implement and formalize the deliberations hereby approved.

For the complete minutes of the Ordinary and Extraordinary Shareholder’s meeting, please visit www.ambev-ir.com.

Renewal of Share Repurchase Program

On April 24, 2003, AmBev announced that the Board of Directors had approved on April 23, 2003 the renewal of its R$ 200 million share repurchase program for common and preferred shares announced on January 23, 2003. The program is valid for 90 days in accordance with CVM Instruction 10/80. During this period, AmBev may repurchase up to 239,384,641 common shares and 1,635,896,173 preferred shares. Since January 23 the company acquired 238,995,371 shares totaling R$ 115 million.

Through renewal of the program and the frequent launching of new programs, AmBev maintains its policy of continuously enhancing shareholder value, combining an efficient use of its strong cash flow generation with competent management of the capital structure, as evidenced by its investment grade rating in local currency. After investing in core activities that increase profits to shareholders, the company also remains committed to return cash to them through share repurchases and payments of dividends. In 2002, AmBev repurchased R$ 337 million worth of shares, and dividends paid totaled R$ 335 million, evidencing the long-term strategy of returning excess cash to investors.

The program which permits the launching of sales options for the two classes of shares of AmBev was also renewed in accordance with CVM Instructions 290/98 and 291/98, respecting the limits imposed on the program as a whole. In compliance with Article 2 of CVM Instruction 290/98, the number of sales options issued multiplied by the exercise prices may not exceed 30% of the revenue and capital reserves. Also, this amount plus the financial amount of shares acquired via the repurchase program is limited to R$ 200 million.

For more details please visit www.ambev-ir.com.

CVM Colligates Final Ruling on the Price of Warrants Issued

On March 31, 2003, the CVM Colligate unanimously reformed the understanding of the Attorney General, concluding that AmBev’s understanding is correct in that the Stock Option Purchase Plan, approved at a Shareholders’ Meeting, is irrelevant in determining the issue price of warrants. The Attorney General did not agree with the company’s understanding, justifying a requirement for the company’ to have this matter examined by the CVM Collegiate, as its highest autarchy. The requirement was accompanied by several legal opinions supporting the thesis, including those of the two co-authors of the anteproject that was transformed into Law 6404/76.

Therefore, and in accordance with the CVM Collegiate, “the price of the issuance of new shares related to the AmBev Share Purchase Option Plan should not be considered in the determination of the exercise price of the warrant”.

For the full text of the two CVM decisions about this issue please visit www.ambev-ir.com.

1Q03 EARNINGS CONFERENCE CALL

Date & Time:    Monday, May 12th, 2003
                            11:00 am - New York Time
                            12:00 pm - Sao Paulo Time

Numbers:                    Toll Free (Brazil):                        (0800) 891-5046 (toll free)
                            US/Canada Participants:                    (+1 877) 297-4509
                            International Participants:                (+1 973) 935-2100
                            Toll Free (UK):                            (08000) 689-199
                            Conference Code:                           AmBev

Information contained in this document may include future considerations and reflects management’s current perceptions about the evolution of the macro-economic environment, industry conditions, company performance and financial results. Any declarations, expectations, capabilities, plans and assumptions contained in this document that do not describe historical facts, such as information regarding  the declaration or payment of dividends, the direction of future operations, the implementation of relevant operating and financing strategies, the investment program, the factors or trends affecting financial liquidity or the results of operations, and the implementation of the measures required under AmBev’s performance commitment entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica - CADE) are future considerations of significance within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and contemplate various risks and uncertainties. There are no guarantees that these results will come to occur.  The declarations are based on diverse factors and expectations, including general economic and market conditions, industry competitiveness and operating factors.  Any changes in such expectations and factors could cause actual results to differ significantly from current expectations.

For additional information, please contact the Investor Relations Department:

                   Tobias Stingelin                                    Alexandre Saddy
                   (5511) 2122-1415                                    (5511) 2122-1414
                   acts@ambev.com.br                                   acars@ambev.com.br
                                             WWW.AMBEV-IR.COM
(A free translation of the original in Portuguese)	Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2003
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
01.10    - IDENTIFICATION

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1 - CVM CODE     2 - COMPANY NAME                                  3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01811-2          COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV           02.808.708/0001-07
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08.01 - Comments on Consolidated Performance
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AmBev - Segment Financial Information

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                     AmBev Brazil                                                                                       International           AmBev
                   ----------------------------------------------------------------------------------------------------
                   ----------------------------------------------------------------------------------------------------
                   Beer Brazil               CSD & NANC Brazil       Other Products           Total AmBev Brazil (1)   Operations (2)          Consolidated (3)
                     1Q03     1Q02%     1Q03    1Q02%     1Q03    1Q02%      1Q03     1Q02%     1Q03    1Q02%      1Q03     1Q02%
Volumes (000 hl)     14.067   13.345    5,4%   4.572   4.797   -4,7%                           18.640   18.141    2,7%   4.135   4.190   -1,3%   22.774   22.331    2,0%
                                                                                                                        ######  ######           20.606   20.199
R$ million
Net Sales           1.417,0  1.237,2   14,5%   322,5   280,4   15,0%    37,0    51,7  -28,4%  1.776,6  1.569,3   13,2%   208,6   214,6   -2,8%  1.985,2  1.783,9   11,3%
COGS                 (618,2)  (540,3)  14,4%  (235,1) (199,3)  17,9%   (20,5)  (30,8) -33,4%   (873,8)  (770,3)  13,4%  (109,2) (122,9) -11,1%   (982,9)  (893,2)  10,0%
Gross Profit          798,8    696,9   14,6%    87,5    81,1    7,9%    16,5    20,9  -21,0%    902,8    798,9   13,0%    99,5    91,8    8,4%  1.002,2    890,7   12,5%
SG&A                 (341,5)  (360,0)  -5,1%   (75,9)  (76,2)  -0,4%    (0,6)   (6,6) -91,4%   (417,9)  (442,8)  -5,6%   (85,6)  (83,3)   2,8%   (503,5)  (526,0)  -4,3%
EBIT                  457,3    336,9   35,7%    11,6     4,9  137,2%    16,0    14,3   11,7%    484,9    356,1   36,1%    13,9     8,5   63,3%    498,7    364,6   36,8%
Depr. & Amort.       (123,2)  (132,0)  -6,7%   (29,1)  (16,4)  77,1%     0,0    (5,0)-100,0%   (152,3)  (153,4)  -0,7%   (26,1)  (19,2)  35,9%   (178,4)  (172,5)   3,4%
EBITDA                580,5    468,9   23,8%    40,7    21,3   90,9%    16,0    19,2  -17,0%    637,2    509,5   25,1%    39,9    27,7   44,3%    677,1    537,2   26,1%
% of Total EBITDA     85,7%    87,3%            6,0%    4,0%            2,4%    3,6%            94,1%    94,8%            5,9%    5,2%

% of Net Sales
Net Sales            100,0%   100,0%          100,0%  100,0%          100,0%  100,0%           100,0%   100,0%          100,0%  100,0%           100,0%   100,0%
COGS                 -43,6%   -43,7%          -72,9%  -71,1%          -55,3%  -59,5%           -49,2%   -49,1%          -52,3%  -57,3%           -49,5%   -50,1%
Gross Profit          56,4%    56,3%           27,1%   28,9%           44,7%   40,5%            50,8%    50,9%           47,7%   42,7%            50,5%    49,9%
SG&A                 -24,1%   -29,1%          -23,5%  -27,2%           -1,5%  -12,9%           -23,5%   -28,2%          -41,0%  -38,8%           -25,4%   -29,5%
EBIT                  32,3%    27,2%            3,6%    1,7%           43,1%   27,6%            27,3%    22,7%            6,7%    4,0%            25,1%    20,4%
Depr. & Amort.        -8,7%   -10,7%           -9,0%   -5,9%            0,0%   -9,6%            -8,6%    -9,8%          -12,5%   -8,9%            -9,0%    -9,7%
EBITDA                41,0%    37,9%           12,6%    7,6%           43,1%   37,2%            35,9%    32,5%           19,1%   12,9%            34,1%    30,1%

Per Hectoliter (R$/hl)
Net Sales             100,7     92,7    8,7%    70,5    58,5   20,7%                             95,3     86,5   10,2%   106,1   104,3    1,7%     96,3     88,3    9,1%
COGS                  (43,9)   (40,5)   8,6%   (51,4)  (41,6)  23,7%                            (46,9)   (42,5)  10,4%   (55,5)  (59,7)  -7,1%    (47,7)   (44,2)   7,9%
Gross Profit           56,8     52,2    8,7%    19,1    16,9   13,2%                             48,4     44,0   10,0%    50,6    44,6   13,4%     48,6     44,1   10,3%
SG&A                  (24,3)   (27,0) -10,0%   (16,6)  (15,9)   4,5%                            (22,4)   (24,4)  -8,1%   (43,5)  (40,5)   7,5%    (24,4)   (26,0)  -6,2%
EBIT                   32,5     25,2   28,8%     2,5     1,0  148,9%                             26,0     19,6   32,5%     7,1     4,1   70,8%     24,2     18,1   34,1%
Depr. & Amort.         (8,8)    (9,9) -11,5%    (6,4)   (3,4)  85,8%                             (8,2)    (8,5)  -3,4%   (13,3)   (9,3)  42,1%     (8,7)    (8,5)   1,3%
EBITDA                 41,3     35,1   17,4%     8,9     4,4  100,3%                             34,2     28,1   21,7%    20,3    13,5   50,9%     32,9     26,6   23,6%
-------------------------------------------------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Note: volumes shown above refer to total sales volumes and not only our proportional consolidation. However, in order to calculate per HL data, proportional volumes were used in order to assure consistency of information.
(1) Data for AmBev Brazil are pro forma for 1Q02 and 1Q03, and consist of Brazilian Beer, Soft drink & Nanc and Other segments.
(2) Data for International Operations consist of the following: 2 months of Quinsa (inc. Southcone), 1 month of Southcone and 3 months of Venezuela. Data for 1Q02 are pro forma.
(3) Data for AmBev Consolidated consist of AmBev Brazil + International Operations. Data for 1Q02 are pro forma.

(A free translation of the original in Portuguese)	Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2003
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.11    - IDENTIFICATION

--------------------------------------------------------------------------------------------------------------
1 - CVM CODE     2 - COMPANY NAME                          3 - Federal Corporate Taxpayers' Registration
                                                           Number - CNPJ
01811-2          COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV   02.808.708/0001-07
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------

08.01 - Comments on Consolidated Performance
---------------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED INCOME STATEMENT
                                                     ------------------------------------------------------------------------------------------------------------
                                                     ------------------------------------------------------------------------------------------------------------
                                                        AmBev Brazil                                                AmBev Consolidated
                                                     ------------------------------------------------------------------------------------------------------------
                                                     ------------------------------------------------------------------------------------------------------------
Corporate Law                                             Pro Forma          Pro Forma           %               1Q03              Pro Forma            %
R$ 000                                                      1Q03               1Q02                                                  1Q02

Net Sales                                                      1.776.569         1.569.250          13,2%           1.985.193           1.783.899          11,3%
Cost of Goods Sold                                              (873.788)         (770.342)         13,4%            (982.946)           (893.236)         10,0%
Gross Profit                                                     902.781           798.907          13,0%           1.002.246             890.662          12,5%
Gross Margin (%)                                                   50,8%             50,9%                              50,5%               49,9%

   Selling Expenses                                             (122.242)         (182.625)        -33,1%            (166.811)           (229.916)        -27,4%
      % of sales                                                    6,9%             11,6%                               8,4%               12,9%
   Direct Distribution Expenses                                 (131.367)         (112.012)         17,3%            (142.989)           (123.583)         15,7%
      % of sales                                                    7,4%              7,1%                               7,2%                6,9%
   General & Administrative                                      (81.575)          (85.400)         -4,5%             (98.997)           (102.088)         -3,0%
      % of sales                                                    4,6%              5,4%                               5,0%                5,7%
   Depreciation & Amortization                                   (82.737)          (62.727)         31,9%             (94.708)            (70.432)         34,5%
Total SG&A                                                      (417.921)         (442.764)         -5,6%            (503.507)           (526.019)         -4,3%
      % of sales                                                   23,5%             28,2%                                                  29,5%

EBIT                                                             484.860           356.144          36,1%             498.740             364.643          36,8%
      % of sales                                                   27,3%             22,7%                              25,1%               20,4%

Provisions, Net                                                  (18.305)          (40.031)        -54,3%             (26.005)
Other Operating (Expense)                                        (77.015)             (904)       8420,9%             (55.273)
Equity Income                                                          0                 0           n.m.              (1.824)
   Interest Expense                                              (38.184)         (167.716)        -77,2%             (49.985)
   Interest Income                                               395.942           108.694         264,3%             431.165
Net Interest Income (Expense)                                    357.758           (59.022)          n.m.             381.180
Non-Operating Income (Expense)                                   (16.312)           (4.216)        287,0%             (16.420)
Income Before Taxes                                              730.985           251.971         190,1%             780.397
Provision for Income Tax/Social Contrib.                        (246.285)           32.436           n.m.            (252.376)
Profit Sharing & Bonuses                                         (11.031)          (24.969)        -55,8%             (11.031)
Minority Interest                                                 (6.114)           22.419           n.m.              (8.028)

Net Income                                                       467.556           281.857          65,9%             508.962
      % of sales                                                   26,3%             18,0%                              25,6%

Depreciation and Amortization                                    152.315           153.352          -0,7%             178.378             172.529           3,4%
EBITDA                                                           637.175           509.496          25,1%             677.118             537.172          26,1%
      % of sales                                                   35,9%             32,5%                              34,1%               30,1%
-----------------------------------------------------------------------------------------------------------------------------------------------------------------

Notes: Data for AmBev Brazil are pro forma for 1Q02 and 1Q03, and consist of Brazilian Beer, Soft drinks & Nanc and Other segments.

Data for AmBev Consolidated consist of AmBev Brazil + International Operations, and are pro forma for 1Q02.

(A free translation of the original in Portuguese)	Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2003
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

----------------------------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEET
                                                                       -----------------------------------------------------------------------------
                                                                       -----------------------------------------------------------------------------
                                                                                                 AmBev Brazil                            AmBev
Corporate Law                                                                          Pro Forma              Pro Forma               Consolidated
R$000                                                                                   Dec_2002               Mar_2003                 Mar_2003
                                                                       --------------------------------------------------   ------------------------
                                                                       --------------------------------------------------   ------------------------
ASSETS
Cash                                                                                   2.763.836                1.379.797                 1.601.911
Marketable Securities                                                                    732.322                  459.971                   459.971
Accounts Receivable                                                                      640.538                  341.350                   395.919
Inventory                                                                                814.401                  828.446                   952.790
Recoverable Taxes                                                                        395.323                  498.229                   513.415
Prepaid Expenses                                                                          38.001                   56.801                    66.830
Other                                                                                     67.962                  203.875                   224.582
                                                                       --------------------------------------------------   ------------------------
                                                                       --------------------------------------------------   ------------------------
Total Current Assets                                                                   5.452.383                3.768.470                 4.215.419

Recoverable Taxes                                                                      1.896.006                1.843.632                 1.906.414
Receivable from Employees/Financed Shares                                                324.053                  342.824                   342.824
Deposits/Other                                                                           481.802                  556.757                   582.537
                                                                       --------------------------------------------------   ------------------------
                                                                       --------------------------------------------------   ------------------------
Total Long-Term Assets                                                                 2.701.861                2.743.212                 2.831.775

Investments                                                                              636.975                2.304.507                 1.856.908
Property, Plant & Equipment                                                            2.943.504                2.860.499                 3.691.412
Deferred                                                                                 104.364                   74.793                   110.333
                                                                       --------------------------------------------------   ------------------------
                                                                       --------------------------------------------------   ------------------------
Total Permanent Assets                                                                 3.684.842                5.239.799                 5.658.654

                                                                       --------------------------------------------------   ------------------------
                                                                       --------------------------------------------------   ------------------------
TOTAL ASSETS                                                                          11.839.086               11.751.481                12.705.848
                                                                       ==================================================   ========================
                                                                       ==================================================   ========================

LIABILITIES
Short-Term Debt                                                                          523.419                  553.155                 1.031.007
Accounts Payable                                                                         722.843                  525.364                   655.548
Sales & Other Taxes Payable                                                              597.073                  414.027                   424.225
Dividend Payable                                                                         345.641                  118.888                   119.399
Salaries & Profit Sharing Payable                                                        189.744                   88.076                    91.522
Income Tax, Social Contribution, & Other                                                  71.298                  189.142                   234.102
Other                                                                                    169.262                  171.153                   183.013
                                                                       --------------------------------------------------   ------------------------
                                                                       --------------------------------------------------   ------------------------
Total Current Liabiliites                                                              2.619.281                2.059.806                 2.738.815

Long-Term Debt                                                                         3.842.947                3.718.616                 3.788.041
Income Tax & Social Contribution                                                          22.629                   22.453                    25.308
Deferred Sales Tax (ICMS)                                                                306.892                  291.770                   291.770
Provision for Contingencies                                                            1.008.066                1.006.946                 1.097.104
Pension Funds Provision                                                                   53.428                   52.335                    52.335
Other                                                                                    (48.960)                  13.711                    30.177
                                                                       --------------------------------------------------   ------------------------
                                                                       --------------------------------------------------   ------------------------
Total Long-Term Liabilities                                                            5.185.002                5.105.832                 5.284.735

TOTAL LIABILITIES                                                                      7.804.283                7.165.638                 8.023.551

MINORITY INTEREST                                                                         79.143                   85.465                   128.360

Paid in Capital                                                                        2.782.572                3.039.493                 3.046.244
Reserves and Treasury shares                                                           1.042.847                1.091.400                 1.107.426
Retained Earnings                                                                        130.241                  369.485                   400.267
                                                                       --------------------------------------------------   ------------------------
                                                                       --------------------------------------------------   ------------------------
SHAREHOLDERS' EQUITY                                                                   3.955.660                4.500.378                 4.553.937

                                                                       --------------------------------------------------   ------------------------
                                                                       --------------------------------------------------   ------------------------
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY                                              11.839.086               11.751.481                12.705.848
----------------------------------------------------------------------------------------------------------------------------------------------------

Notes: Data for AmBev Brazil are pro forma for 1Q02 and 1Q03, and consist of Brazilian Beer, Soft drinks & Nanc and Others segments. Data for AmBev Consolidated consist of AmBev Brazil + International Operations.

(A free translation of the original in Portuguese)	Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2003
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

--------------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF CASH FLOWS
                                                                    ------------
                                                                        AmBev
                                                                    Consolidated
R$ 000                                                                  1Q03
--------------------------------------------------------------------------------
Cash Flows from Operating Activities
 Net income                                                              508,962
 Adjustments to reconcile net income
  to cash provided by operating activities
   Non-cash Expenses (Income)
    Depreciation and amortization                                        178,379
    Contingencies and liabilites associated with
     tax disputes, including interest                                     26,005
    Financial charges on contingencies                                    11,395
    (Gain) loss on disposal of PP&E, net                                   9,621
    Financial charges on stock option plan                              (26,139)
    Financial charges on taxes and contributions                        (12,533)
    Equity income                                                          1,824
    Financial charges on long-term debt                                 (45,598)
    Provision for losses in inventory and other assets                    13,444
    Deferred income tax (benefit) expense                                 45,319
    Foreign exchange holding effect on assets abroad                       7,674
    Unrealized gains (losses) on derivatives transactions               (31,822)
    Gains on participation on related companies                            4,775
    Amortization of goodwill                                              71,304

    Minority interest                                                      8,028
 (Increase) decrease in assets
   Trade accounts receivable                                             310,111
   Sales taxes recoverable                                              (64,032)
   Inventories                                                          (30,177)
   Prepaid expenses
   Receivables and other                                               (134,447)
 (Decrease) increase in liabilites
   Suppliers                                                           (197,356)
   Payroll, profit sharing and related charges                         (100,889)
   Income tax, social contribution, and other taxes payable             (54,112)
   Cash used for contingencies and legal proceedings                     (3,571)
   Other                                                                (80,584)
                                                                    ------------

Net Cash Provided by Operating Activities                                415,581

Cash Flows from Investing Activites
   Proceeds on disposal of property, plant and equipment                   7,599
   Marketable securities withdrawn                                       346,578
   Restricted deposits for legal proceedings
   Investments in afffiliated companies                              (1,382,304)
   Property, plant and equipment                                       (162,404)
   Payment for deferred asset                                           (14,307)
                                                                    ------------

Net Cash Provided (Used) in Investing Activities                     (1,204,838)

Cash Flows from Financing Activites
   Advances to employees for purchase of shares                           34,762
   Dividends, interest distribution and capital decrease paid          (335,024)
   Repurchase of shares in treasury                                     (47,459)
   Increase in debt                                                      133,485
   Payment of debt                                                     (197,950)
   Increase in paid-in capital                                             2,023
                                                                    ------------

Net Cash Provided (Used) in Financing Activities                       (410,163)

Forex variations and unrealized gain on cash equivalents,
   marketable securities and swaps                                        31,822

Subtotal                                                             (1,167,598)
--------------------------------------------------------------------------------

Cash and cash equivalents, beginning of period                         2,769,509
Cash and cash equivalents, end of period                               1,601,911
Net increase in cash and cash equivalents                            (1,167,598)
--------------------------------------------------------------------------------

Note: Data for AmBev Consolidated consist of AmBev Brazil + International Operations.

(A free translation of the original in Portuguese)	Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2003
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.12    - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE     2 - COMPANY NAME                                  3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01811-2          COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV           02.808.708/0001-07
-----------------------------------------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------------------------------------

09.01 - PARTICIPATIONS IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES
---------------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------------
2 - NAME OF
SUBSIDIARY/ASSOCIATED COMPANY 3 - CNPJ (Federal Tax ID) 4 - CLASSIFICATION 5 -
EQUITY POSITION 6 - AMBEV 1 - ITEM IN SUBSIDIARY - % SHAREHOLDERS’ EQUITY -
%
------------------------------------------------------------------------------------------------------------------------------------------------------------------
7 - TYPE OF COMPANY                                            8 - NUMBER OF SHARES HELD IN CURRENT QUARTER     9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER
                                                                                (in thousands)                                   (in thousands)
------------------------------------------------------------------------------------------------------------------------------------------------------------------

    01     COMPANHIA BRASILEIRA DE BEBIDAS                     60.522.000/0001-83         PRIVATE SUBSIDIARY                  99.90                 29.92
------------------------------------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------------------------------------
COMMERCIAL, INDUSTRIAL AND OTHER                                                  9,515,318                                         9,515,318
------------------------------------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------------------------------------
    02     HOHNECK                                                                        PRIVATE SUBSIDIARY                  0.01                  29.67
------------------------------------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------------------------------------
COMMERCIAL, INDUSTRIAL AND OTHER                                                    10,000                                           10,000
------------------------------------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------------------------------------
    03     EAGLE DISTRIBUIDORA DE BEBIDAS S.A.                 12.268.405/0001-94         PRIVATE SUBSIDIARY                  99.90                 70.02
------------------------------------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------------------------------------
COMMERCIAL, INDUSTRIAL AND OTHER                                                     276                                               276
------------------------------------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------------------------------------
    04     AGREGA INTELIGENCIA EM COMPRAS LTDA.                04.294.012/0001-27         PRIVATE SUBSIDIARY                  50.00                 0.01
------------------------------------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------------------------------------
COMMERCIAL, INDUSTRIAL AND OTHER                                                    1,375                                             1,375
------------------------------------------------------------------------------------------------------------------------------------------------------------------

(A free translation of the original in Portuguese)	Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2003
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.13    - IDENTIFICATION

--------------------------------------------------------------------------------------------------------------
1 - CVM CODE     2 - COMPANY NAME                           3 - Federal Corporate Taxpayers' Registration
                                                            Number - CNPJ
01811-2          COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV    02.808.708/0001-07
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------

16.01 - OTHER IMPORTANT INFORMATION ON THE COMPANY
---------------------------------------------------------------------------------------------------------------------------------------

COMPLEMENTARY INFORMATION

In addition to the financial statements, the company presents a statement of cash flow in accordance with CVM Notification 01/00 of January 31, 2000, which encourages the divulgation of this information.

                                                                         CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                    For the quarters ended March 31, 2003 and 2002
                                                                                    In thousands of reais
                                                                          ------------------------------------
                                                                               03.31.03          03.31.02
                                                                          --------------   ---------------

Operating activities
   Net income for the quarter                                                   508,962           222,789
   Expenses (income) not affecting cash and cash equivalents
     Depreciation and amortization of deferred charges                          178,379           159,641
     Provision for contingencies and liabilities related to tax claims           26,005            39,245
     Financial charges on the provision for contingencies and liabilities related to fiscal disputes
                                                                                 11,395             5,819
     Provision for losses on inventories and permanent assets                    13,444
     Interest on and variations on the stock option plan                        (26,139)           (4,227)
     Equity in affiliates                                                         1,824
     Interest on and variations in taxes and contributions                      (12,533)           (3,894)
     (Gains) losses on sale of property, plant and equipment                      9,621              (293)
     Exchange rate variation and charges on financings                          (45,598)          154,848
     Unrealized (gains) losses on derivative operations                         (31,822)           38,508
     Deferred income tax and social contribution (benefits) expenses             45,319           (87,648)
     Exchange rate gains on subsidiaries abroad that do not affect cash           7,674            36,679
     Amortization of goodwill, net of realized negative goodwill                 71,304            25,320
     Minority interest                                                            8,028           (22,419)
     Equity gains in subsidiaries                                                 4,775

   Decrease (Increase) in assets
     Trade accounts receivable                                                  310,111           335,305
     Taxes recoverable                                                          (64,032)           40,028
     Inventories                                                                (30,177)          (24,916)
     Other                                                                     (134,447)          (18,697)
   (Decrease) Increase in liabilities
     Suppliers                                                                 (197,356)         (138,633)
     Salaries, profit sharing and social charges                               (100,889)          (39,014)
     Contingency-related disbursements                                           (3,571)          (13,421)
     Income tax, social contribution and other taxes                            (54,112)         (211,388)
     Other                                                                      (80,584)          (65,346)
                                                                          --------------   ---------------

Cash generated by operating activities                                          415,581           428,286
                                                                          --------------   ---------------
Investment activities
   Financial investments (maturity over 90 days)                                346,578           (9,223)
   Cash received on sale of permanent assets                                      7,599           14,494
   Purchase of investments                                                   (1,382,304)
   Purchase of property, plant and equipment                                   (162,404)         (38,827)
   Expenditures on deferred charges                                             (14,307)         (29,357)
   Changes in the subsidiaries' proportional consolidation criterion                              54,723
                                                                         ---------------   ---------------
                                                                         ---------------   ---------------

Cash used in investment activities                                           (1,204,838)          (8,190)
                                                                         ---------------   ---------------

Financing activities
   Accounts receivable from affiliated companies                                                  18,284
   Financings
     Funding                                                                    133,485           95,517
     Amortization                                                              (197,950)        (279,029)
   Changes in the capital of minority shareholders                                                 5,205
   Capital increase and advances for future capital increase                      2,023           22,444
   Loans to employees for the purchase of shares                                 34,762           20,676
   Share buybacks                                                               (47,459)        (274,684)
   Payment of dividends                                                        (335,024)        (179,805)
                                                                         ---------------   ---------------
                                                                         ---------------   ---------------

Cash used in financing activities                                              (410,163)        (571,392)
                                                                         ---------------   ---------------

Effect of unrealized (gains) losses on derivative operations                     31,822          (38,508)
                                                                         ---------------   ---------------

Decrease in cash and cash equivalents                                        (1,167,598)        (189,804)
                                                                         ===============   ===============

Cash and cash equivalents at beginning of the quarter                         2,769,509        2,412,105
Cash and cash equivalents at end of the quarter                               1,601,911        2,222,301
                                                                         ---------------   ---------------

Decrease in cash and cash equivalents                                        (1,167,598)        (189,804)
                                                                         ===============   ===============

(A free translation of the original in Portuguese)	Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2003
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.14    - IDENTIFICATION

---------------------------------------------------------------------------------------------------------------
1 - CVM CODE     2 - COMPANY NAME                           3 - Federal Corporate Taxpayers' Registration
                                                            Number - CNPJ
01811-2          COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV    02.808.708/0001-07
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------

17.01 - REPORT ON SPECIAL REVIEW - WITHOUT QUALIFICATION
---------------------------------------------------------------------------------------------------------------------------------------

April 30, 2003

To the Board of Directors and Shareholders
Companhia de Bebidas das Americas - AmBev

3 We have carried out limited reviews of the accounting information included in the Quarterly Information (ITR) of Companhia de Bebidas das Americas - AmBev for the quarters ended March 31, 2003 and 2002. This information is the responsibility of the company's management.

4 Our reviews were performed in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON) in conjunction with the Federal Accounting Council (CFC) and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the company with regards to the main criteria adopted for the preparation of the Quarterly Information (ITR) and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the company’s financial position and operations.

3 Based on our limited reviews, we are not aware of any significant adjustments which should be made to the Quarterly Information in order that it be stated in accordance with the accounting practices adopted in Brazil applicable to Quarterly Information and in compliance with the regulations of the Brazilian Securities Commission (CVM).

4 The Quarterly Information (ITR) also includes accounting information relating to the quarter ended December 31, 2002. We examined this information at the time it was prepared in connection with the audit of the financial statements as of that date on which we issued an unqualified opinion dated January 31, 2003.

PricewaterhouseCoopers                              Paulo Cesar Estevao Netto
Auditores Independentes                             Partner
CRC 2SP000160/O-5                           Contador CRC 1RJ026365/T-6 "T" SP 002331

01.15    - IDENTIFICATION

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1 - CVM CODE     2 - COMPANY NAME                            3 - Federal Corporate Taxpayers' Registration
                                                             Number - CNPJ
01811-2          COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV     02.808.708/0001-07
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                                                               Contents
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GROUP        EXHIBIT        DESCRIPTION                                                                 PAGE
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     01           01       Identification                                                                    1
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     01           02       Head office                                                                       1
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     01           03       Investor relations officer (Address for Correspondence with Company)              1
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     01           04       General information / Independent Accountants                                     1
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     01           05       Capital composition                                                               2
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     01           06       Characteristics of the company                                                    2
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     01           07       Companies excluded from the consolidated financial statements                     2
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     01           08       Dividends approved and/or paid during and after the quarter                       2
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     01           09       Subscribed capital and alteration in the current year                             3
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     01           10       Investor relations officer                                                        3
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     02           01       Balance sheet - assets                                                            4
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     02           02       Balance sheet - liabilities and sHAREholders' equity                              5
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     03           01       Statement of income                                                               7
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     04           01       Notes to the quarterly information                                                9
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     05           01       Comments on company performance                                                   41
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     06           01       Consolidated balance sheet - assets                                               42
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     06           02       Consolidated balance sheet - liabilities and stockholders' equity                 43
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     07           01       Consolidated statement of income                                                  45
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     08           01       comments on Consolidated performance                                              47
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     09           01       PARTICIPATIONs in subsidiary and/or associated companies                          67
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     16           01       OTHER IMPORTANT INFORMATION ON THE COMPANY                                        68
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     17           01       Report on special review - WITHOUT QUALIFICATION                                  70
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                                                 Companhia Brasileira de Bebidas
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                                                             Hohneck
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                                               Eagle Distribuidora de Bebidas S.A.
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                                               Agrega Intêligencia em Compras Ltda.
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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 20, 2003

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.